Exhibit 99.101

NOTICE OF ANNUAL MEETING

AND

MANAGEMENT INFORMATION CIRCULAR

FOR THE ANNUAL MEETING OF

SHAREHOLDERS OF

i-80 GOLD CORP.

TO BE HELD ON MAY 10, 2022

April 11, 2022

i-80 GOLD CORP.
1100 Russell Street
Thunder Bay, Ontario
P7B 5N2

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual meeting (the "Meeting") of the shareholders (the "Shareholders") of i-80 Gold Corp. (the "Corporation") will be held on May 10, 2022 at 4:00 p.m. (Toronto time) at the Toronto Region Board of Trade located at First Canadian Place, 77 Adelaide Street West, Toronto, Ontario, M5X 1C1, for the following purposes:

1.	to receive the audited financial statements of the Corporation for the financial year ended December 31, 2021, together with the report of the auditor thereon;
2.	to elect directors of the Corporation for the ensuing year;
3.	to appoint the auditor of the Corporation for the ensuing year and to authorize the directors of the Corporation to fix the remuneration of the auditor; and
4.	to transact such other business as may properly be brought before the Meeting or any adjournment thereof.

Particulars of the foregoing matters are set forth in the accompanying management information circular (the "Circular"). Please review the Circular carefully and in full prior to voting in relation to the matters set out above as the Circular has been prepared to help you make an informed decision on such matters.

The board of directors of the Corporation has fixed the close of business on April 1, 2022 as the record date (the "Record Date") for the determination of Shareholders entitled to receive notice of, and to vote at, the Meeting. Only Shareholders whose names have been entered in the register of Shareholders as of the close of business on the Record Date will be entitled to receive notice of, and to vote at, the Meeting.

In light of the ongoing public health concerns related to coronavirus ("COVID-19") and in light of the evolving protocols from the public health and both the federal and provincial governments, the Corporation is encouraging shareholders of the Corporation (the "Shareholders") and others not to attend the meeting in person. All Shareholders are urged to vote on the matters before the meeting by proxy which can be submitted electronically, by mail, or by phone as further described herein. The Corporation is offering Shareholders the option to listen to, but not participate or vote at, the meeting by accessing the following URL https://produceredition.webcasts.com/starthere.jsp?ei=1542484&tp_key=2bf3b55a88, or by dial in at 647-794-4605 (Local) or 1-888-204-4368 (North American Toll Free) with passcode of 3896886. We ask that, in considering whether to attend the meeting in person, Shareholders follow, among other things, the instructions of the Public Health Agency of Canada and any applicable additional provincial and local instructions. You should not attend the meeting in person if you are experiencing any cold or flu-like symptoms. We reserve the right to take any additional precautionary measures we deem appropriate in relation to the meeting in response to any developments in respect of COVID-19. Changes to the Meeting date and/or means of holding the meeting may be announced by way of press release which would be filed on SEDAR (www.sedar.com) under the Corporation's issuer profile. Please monitor the Corporation's press releases and the Corporation's website for updated information up until the date of the meeting. We do not intend to prepare an amended management information circular in the event of changes to the meeting format.

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Whether or not you are able to attend the Meeting, you are encouraged to provide voting instructions on the enclosed form of proxy as soon as possible. To be included at the Meeting, your completed and executed form of proxy must be received by TSX Trust Company, Suite 301, 100 Adelaide Street West, Toronto, Ontario, M5H 4H1, no later than 4:00 p.m. (Toronto time) on Friday, May 6, 2022 (or 48 hours (excluding Saturdays, Sundays and holidays) prior to any reconvened Meeting in the event of an adjournment of the Meeting) or deposited with the Chairman of the Meeting prior to the commencement of the Meeting or any adjournment thereof. Voting instructions may also be provided by internet or facsimile by following the instructions on the form of proxy.

DATED at Thunder Bay, Ontario this 11th day of April, 2022.

BY ORDER OF THE BOARD
(Signed) "Ewan S. Downie"
Chief Executive Officer and Director

i-80 GOLD CORP.

MANAGEMENT INFORMATION CIRCULAR

April 11, 2022

This management information circular (the "Circular") is furnished in connection with the solicitation of proxies by the management of i-80 Gold Corp. (the "Corporation") for use at the annual meeting (the "Meeting") of the shareholders of the Corporation to be held at 4:00 p.m. (Toronto time) on Tuesday, May 10, 2022 and at all adjournments thereof, at the Toronto Region Board of Trade located at First Canadian Place, 77 Adelaide Street West, Toronto, Ontario, M5X 1C1, for the purposes set forth in the accompanying notice of meeting (the "Notice of Meeting"). The Corporation is offering Shareholders the option to listen to, but not participate or vote at, the Meeting accessing the following URL https://produceredition.webcasts.com/starthere.jsp?ei=1542484&tp_key=2bf3b55a88, or by dial in at 647-794-4605 (Local) or 1-888-204-4368 (North American Toll Free) with passcode of 3896886.

In view of the coronavirus ("COVID-19") situation, we encourage shareholders to not attend the Meeting in person, particularly if they are experiencing any symptoms of COVID-19, including fever, cough or difficulty breathing. We will also take additional precautionary measures in relation to the physical Meeting, limiting access to essential personnel, registered shareholders and proxy holders entitled to attend and vote at the Meeting. As always, we encourage shareholders to vote their shares prior to the Meeting in accordance with the instructions provided herein.

The Corporation reserves the right to take any further precautionary measures deemed to be appropriate, necessary or advisable in relation to the Meeting in response to further developments in the COVID-19 outbreak, including: (i) changing the Meeting date and/or changing the means of holding the Meeting; and (ii) such other measures as may be recommended by public health authorities. Should any such changes to the Meeting format occur, the Corporation will announce any and all of these changes by way of news release, which will be filed under the Corporation's profile on SEDAR at www.sedar.com. In the event of any changes to the Meeting format due to the COVID-19 outbreak, the Corporation will not prepare or mail amended Meeting Materials (as defined herein).

Record Date

The directors have fixed April 1, 2022, as the record date for the determination of Shareholders entitled to receive notice of the Meeting (the "Record Date"). Only Shareholders of record on the Record Date and their duly appointed proxyholders are entitled to attend and vote at the Meeting.

GENERAL PROXY INFORMATION

Solicitation of Proxies

The solicitation of proxies will be made primarily by mail and may be supplemented by telephone or other personal contact by the directors, officers and employees of the Corporation. Directors, officers and employees of the Corporation will not receive any extra compensation for such activities. The Corporation may also retain, and pay a fee to, one or more professional proxy solicitation firms to solicit proxies from the shareholders of the Corporation in favour of the matters set forth in the Notice of Meeting. The Corporation may pay brokers or other persons holding common shares of the Corporation ("Common Shares") in their own names, or in the names of nominees, for their reasonable expenses for sending forms of proxy and this Circular to beneficial owners of Common Shares and obtaining proxies therefrom. The cost of any such solicitation will be borne by the Corporation.

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No person is authorized to give any information or to make any representation other than those contained in this Circular and, if given or made, such information or representation should not be relied upon as having been authorized by the Corporation. The delivery of this Circular shall not, under any circumstances, create an implication that there has not been any change in the information set forth herein since the date hereof.

Appointment of Proxies

A registered holders of Common Shares (a "Registered Shareholder") may vote at the Meeting, or may appoint another person to represent such Registered Shareholder as proxy and to vote the Common Shares of such Registered Shareholder at the Meeting.

In order to appoint another person as proxy, such Registered Shareholder must complete, execute and deliver the form of proxy accompanying this Circular, or another proper form of proxy, in the manner specified in the Notice of Meeting.

The persons named in the form of proxy accompanying this Circular are directors and/or officers of the Corporation. A shareholder of the Corporation has the right to appoint a person (who need not be a shareholder of the Corporation), other than the persons designated in the form of proxy, to represent such shareholder at the Meeting and at any adjournment thereof. Such right may be exercised by either striking out the names of the persons specified in the form of proxy and inserting the name of the person to be appointed in the blank space provided in the form of proxy, or by completing another proper form of proxy and, in either case, delivering the completed and executed form of proxy to TSX Trust Company, Suite 301, 100 Adelaide Street West, Toronto, Ontario, M5H 4H1, no later than 4:00 p.m. (Toronto time) on Friday, May 6, 2022 (or 48 hours (excluding Saturdays, Sundays and holidays) prior to any reconvened Meeting), or deposit the completed and executed form of proxy with the Chairman of the Meeting prior to the commencement of the Meeting or any adjournment thereof. Voting instructions may also be provided by internet or facsimile by following the instructions on the form of proxy.

Revocation of Proxies

A Registered Shareholder of the Corporation who has given a proxy may revoke the proxy at any time prior to use by: (a) depositing an instrument in writing, including another completed form of proxy, executed by such Registered Shareholder or by his or her attorney authorized in writing or by electronic signature or, if the Registered Shareholder is a corporation, by an authorized officer or attorney thereof (i) at the registered office of the Corporation, Suite 2500, Park Place, 666 Burrard Street, Vancouver, British Columbia, V6C 2X8, at any time prior to 5:00 p.m. (Toronto time) on the last business day preceding the day of the Meeting or any adjournment thereof, or (ii) with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof; (b) transmitting, by telephonic or electronic means, a revocation that complies with clause (i) or (ii) above and that is signed, subject to the Business Corporations Act (British Columbia), by electronic signature; or (c) any other manner permitted by law.

Exercise of Discretion by Proxies

The Common Shares represented by an appropriate form of proxy will be voted or withheld from voting on any ballot that may be conducted at the Meeting, or at any adjournment thereof, in accordance with the instructions of the shareholder contained on the form of proxy. In the absence of instructions, such Common Shares will be voted in favour of each of the matters described in the Notice of Meeting.

The enclosed form of proxy, when properly completed and signed, confers discretionary authority upon the persons named therein to vote on any amendments to or variations of the matters described in the Notice of Meeting and on other matters, if any, which may properly be brought before the Meeting or any adjournment thereof. As at the date hereof, management of the Corporation knows of no such amendments or variations or other matters to be brought before the Meeting. However, if any other matter which is not now known to management of the Corporation should properly be brought before the Meeting, or any adjournment thereof, the Common Shares represented by such form of proxy will be voted on such matter in accordance with the judgment of the person named as proxy thereon.

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Signing of Proxy

The form of proxy must be signed by the shareholder of the Corporation or the duly appointed attorney thereof authorized in writing or, if the shareholder of the Corporation is a corporation, by an authorized officer of such corporation. A form of proxy signed by the person acting as attorney of the shareholder of the Corporation or in some other representative capacity, including an officer of a corporation which is a shareholder of the Corporation, should indicate the capacity in which such person is signing. A shareholder of the Corporation or his or her attorney may sign the form of proxy or a power of attorney authorizing the creation of a proxy by electronic signature provided that the means of electronic signature permits a reliable determination that the document was created or communicated by or on behalf of such shareholder or by or on behalf of his or her attorney, as the case may be.

Non-Registered Shareholders

Only Registered Shareholders of the Corporation and duly appointed proxyholders are permitted to vote at the Meeting. The Common Shares of a non-registered shareholder (a "Non-Registered Shareholder") who beneficially owns Common Shares will generally be registered in the name of either:

(a)	an intermediary (an "Intermediary") with whom the Non-Registered Shareholder deals in respect of the Common Shares (including, among others, banks, trust companies, securities dealers or brokers, trustees or administrators of a self-administered registered retirement savings plan, registered retirement income fund, registered education savings plan and similar plans); or
(b)	a clearing agency (such as CDS Clearing and Depository Services Inc. or the Depository Trust Company) of which the Intermediary is a participant.

There are two kinds of beneficial owners: objecting beneficial owners who object to their name being made known to issuers of securities which they own ("OBOs") and non-objecting beneficial owners who do not object to their name being made known to issuers of securities which they own ("NOBOs").

Issuers can request and obtain a list of their NOBOs from Intermediaries via their transfer agents pursuant to National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101") and issuers can use this list to distribute proxy-related materials directly to its NOBOs. The Corporation has decided to take advantage of the provisions of NI 54-101 that allow it to deliver proxy-related materials directly to its NOBOs. As a result, NOBOs can expect to receive a voting instruction form from the Corporation's transfer agent, TSX Trust Company.

With respect to OBOs, in accordance with the requirements of NI 54-101, the Corporation has distributed copies of the Notice of Meeting, this Circular and the accompanying form of proxy (collectively, the "Meeting Materials") to the Intermediaries for onward distribution to Non-Registered Shareholders. Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders unless the Non-Registered Shareholders have waived the right to receive them. Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Shareholders. Generally, Non-Registered Shareholders who have not waived the right to receive Meeting Materials will be given either:

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(a)	a voting instruction form which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Shareholder and returned to the Intermediary or its service company, will constitute voting instructions which the Intermediary must follow. Typically, the voting instruction form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the voting instruction form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label with a bar-code and other information. In order for the voting instruction form to validly constitute a form of proxy, the Non-Registered Shareholder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company; or
(b)	a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Common Shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed by the Intermediary. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Shareholder when submitting the proxy. In this case, the Non-Registered Shareholder who wishes to submit a proxy should properly complete the form of proxy and deposit it with TSX Trust Company, Suite 301, 100 Adelaide Street West, Toronto, Ontario, M5H 4H1.

In either case, the purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the Common Shares they beneficially own. Should a Non-Registered Shareholder who receives either a voting instruction form or a form of proxy wish to attend the Meeting and vote (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should strike out the names of the persons named in the form of proxy and insert the Non-Registered Shareholder's (or such other person's) name in the blank space provided or, in the case of a voting instruction form, follow the directions indicated on the form. Non-Registered Shareholders should carefully follow the instructions of their Intermediaries and their service companies, including those instructions regarding when and where the voting instruction form or the form of proxy is to be delivered.

A Non-Registered Shareholder who has submitted a voting instruction form or form of proxy may revoke it by contacting the Intermediary through which the Common Shares of such Non-Registered Shareholder are held and following the instructions of the Intermediary respecting the revocation of proxies.

Quorum

The quorum for the transaction of business at any meeting of holders of Common Shares is two shareholders entitled to vote that the meeting whether in person or by proxy who hold, in the aggregate, at least 5% of the issued and outstanding Common Shares. In the event that a quorum is not present within one-half hour from the time set for the holding of the Meeting, the Meeting stands adjourned to same day in the next week at the same time and place.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The board of directors (the "Board") of the Corporation has fixed April 1, 2022 as the record date for the determination of the shareholders of the Corporation entitled to receive notice of the Meeting. Shareholders of the Corporation of record at the close of business on April 1, 2022 will be entitled to vote at the Meeting and at all adjournments thereof.

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As at April 1, 2022, there were 240,120,618 Common Shares issued and outstanding. Each Common Share will entitle the holder of record thereof to one vote at the Meeting.

To the knowledge of the directors and executive officers of the Corporation, as at April 1, 2022, no person or company beneficially owned or controlled or directed, directly or indirectly, voting securities of the Corporation carrying 10% or more of the voting rights attached to any class of voting securities of the Corporation except as stated below.

Name	Number of Common Shares Beneficially Owned, Controlled or Directed(1)	Percentage of Outstanding Common Shares Beneficially Owned, Controlled or Directed
Equinox Gold Corp.	60,841,248(2)	25.3%
Orion Mine Finance Management II Limited(3) & Orion Mine Finance Management III LLC(4)	23,741,709 (5)	9.9%(5)

Notes:

(1)	The information as to the Common Shares beneficially owned, controlled or directed, and percentage of voting rights, not being within the knowledge of the Corporation, has been obtained by the Corporation from publicly disclosed information and/or furnished by the Shareholders listed above.
(2)	Reflects Common Shares held directly by Equinox Gold Corp. and indirectly through Premier Gold Mines Limited ("Premier").
(3)	Orion Mine Finance Management II Limited owns 14,492,100 Common Shares held indirectly through OMF Fund II (O) Ltd. And Orion Mine Finance Fund II LP, funds controlled by Orion Mine Finance Management II Limited.
(4)	Orion Mine Finance Management III LLC owns 7,500,000 Common Shares held indirectly through Orion Mine Finance Fund III LP ("Fund III").
(5)	In addition to the securityholdings outlined herein, Orion Mine Finance Management II Limited and Orion Mine Finance Management III LLC (together, the "Orion Entities") together with OMF Fund III (F) Ltd., the Convertible Lender, and Fund III hold a convertible loan bearing a principal amount of US$50,000,000 which principal amount (or any portion thereof) is convertible into Common Shares at a price of C$3,275 subject to the terms of the convertible loan. Fund III also holds warrants of the Corporation to acquire up to 5,500,000 Common Shares at a price of C$3.275 until December 13, 2024. As of April 1, 2022, the Orion Entities and its affiliates beneficially owned, controlled or exercise direction over 23,741,709 Common Shares (43,131,022 Common Shares, assuming the full principal amount of the convertible loan is converted to Common Shares) and warrants to purchase 7,300,000 Common Shares, representing approximately 12.6% of the Corporation's Common Shares on a partially diluted basis (or 19% assuming the full conversion of the convertible loan). For more details, please see Early Warning Report of the Orion Entities dated December 15, 2021 available on SEDAR (www.sedar.com) under the Corporation's issuer profile.

BUSINESS OF THE MEETING

1.	Receiving the Financial Statements

The audited financial statements of the Corporation for the financial year ended December 31, 2021, together with the report of the auditor thereon, have been mailed to the Corporation's registered and beneficial shareholders who requested to receive them. The financial statements are also available on SEDAR at www.sedar.com. The financial statements of the Corporation for the year ended December 31, 2021, together with the report of the auditor thereon, will be placed before the Meeting.

2.	Election of Directors

The Board has fixed the number of directors to be elected at seven. Accordingly, at the Meeting, shareholders of the Corporation will be asked to elect seven directors for the ensuing year. The directors of the Corporation are to be elected in accordance with the Corporation's majority voting policy (see "Statement of Corporate Governance Practices - Majority Voting Policy"). Each director elected will hold office until the close of the next annual meeting of the shareholders of the Corporation following his or her election unless his or her office is earlier vacated in accordance with the articles of the Corporation.

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The following table sets forth certain information regarding each of the persons nominated for election as a director of the Corporation, including their name, position, province or state and country of residence, principal occupation, business or employment, date on which they became a director of the Corporation and the number of Common Shares beneficially owned or controlled or directed, directly or indirectly, by them:

Name, Position and Province or State and Country of Residence	Principal Occupation During Last Five Years	Number of Common Shares Beneficially Owned, Controlled or Directed(5)
Ron Clayton(4) Non-Executive Chairman Nevada, USA	Mr. Clayton is currently serving as director and Non-Executive Chairman of the Corporation (since April 2021), a director of 1911 Gold Corporation (since December 2018) and a director of Gold Standard Ventures Corporation (since January 2018). Mr. Clayton previously acted as President and Chief Executive Officer of 1911 Gold Corporation (from January 2019 to March 2022), a director of Mayfair Gold Corporation (from June 2020 to May 2021), President, Chief Executive Officer and a director of Tahoe Resources Inc. (from August 2016 to June 2018), Chief Operating Officer of Tahoe Resources Inc. (from March 2010 to August 2016) and Vice President, Operations of Hecla Mining Co. (from October 2002 to March 2010). Mr. Clayton earned his Bachelor of Science degree in Mining Engineering from the Colorado School of Mines. He is also a graduate of the Tuck Executive Program at Dartmouth College.	100,000 Common Shares
Ewan Downie(4) Chief Executive Officer and Director Ontario, Canada	Mr. Downie is currently serving as the Chief Executive Officer and Director of the Corporation (since November 2020). Mr. Downie served as President and Chief Executive Officer of Premier from May 2006 to April 7, 2021. Mr. Downie is also the Non-Executive Chairman and a director of Wolfden Resources Corporation and a director of Clean Air Metals Inc.	5,164,427 Common Shares
Eva Bellissimo(3) Director Ontario, Canada	Ms. Bellissimo is co-leader of McCarthy Tétrault's Global Metals & Mining Group and has broad legal, merger and acquisition and corporate governance experience and knowledge. With 20 years of experience in the mining industry, she has been a trusted advisor to numerous companies in the sector. In addition, Ms. Bellissimo serves as Chair of the Advisory Council for the DAN Management Program and has lectured on mining law at Western University Law School.	16,835 Common Shares
John Begeman(1)(2)(3) Director South Dakota, USA

Mr. Begeman is a professional mining engineer with over 40 years of mining experience. He currently sits on the board of directors of Yamana Gold Inc. He also served on the board of Premier from 2006 to 2021 and became its Executive Chairman in 2015. Previously, Mr. Begeman served as President and Chief Executive Officer of Avion Gold Corporation (from 2008 to 2012), President, Chief Executive Officer and a director of Valencia Ventures Ltd. (from 2008 to 2010), Chief Operating Officer of Zinifex Canada Inc. (from 2006 to 2008) and Vice President, Western Operations of Goldcorp Inc. (from 2000 to 2006). In his capacity for Goldcorp Inc., Mr. Begeman was responsible for the company's surface gold operations in South Dakota and the Industrial Minerals Division in Saskatchewan. Prior to Goldcorp Inc., Mr. Begeman held various engineering and management positions with Morrison Knudsen Company in the contract mining operations group throughout the Western United States.

Mr. Begeman holds a Bachelor of Science in Mining Engineering, a Master of Science in Engineering Management and a Master of Business Administration. Mr. Begeman is a member of the Institute of Corporate Directors and has attained the ICD.D designation. He is also a member of the National Association of Corporate Directors and is NACD Directorship Certified.

561,123 Common Shares
John Seaman(1)(2) Director Ontario, Canada	Mr. Seaman currently serves as President and Chief Executive Officer of a private security company and is a director of Wolfden Resources Corporation, Magna Mining Inc. and Norseman Silver Inc. Mr. Seaman previously served as Chief Financial Officer of Premier (from August 2006 to June 2012) and as Chief Financial Officer of Wolfden Resources Inc. (from October 2002 to May 2007). He has also been a director and/or officer of various small-cap public companies. Mr. Seaman holds an ICD.D designation from the Institute of Corporate Directors.	208,442 Common Shares

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Name, Position and Province or State and Country of Residence	Principal Occupation During Last Five Years	Number of Common Shares Beneficially Owned, Controlled or Directed(5)
Greg Smith(1)(4) Director British Columbia, Canada	Mr. Smith currently serves as President of Equinox Gold and is a director of Solaris Resources Inc. and Royalty North Partners Ltd. Mr. Smith is a Canadian Chartered Professional Accountant.	43,230 Common Shares
Arthur Einav(2)(3) Director Ontario, Canada	Mr. Einav is currently serving as General Counsel, Corporate Secretary, Senior Managing Director and Co-Head Enterprise Shared Services Group at Sprott.	Nil.

Notes:

(1)	Member of the Audit Committee of the Board. Mr. John Seaman is the Chair of the Audit Committee.
(2)	Member of the Compensation Committee of the Board. Mr. John Begeman is the Chair of the Compensation Committee.
(3)	Member of the Corporate Governance & Nominating Committee of the Board (the "CG&N Committee"). Ms. Eva Bellissimo is the Chair of the CG&N Committee.
(4)	Member of the Health, Safety, Environment & Sustainability Committee of the Board (the "Sustainability Committee"). Mr. Ron Clayton is the Chair of the Sustainability Committee.
(5)	The information as to the number of Common Shares beneficially owned, controlled or directed has been furnished by the respective nominee as of April 1, 2022.
(6)	Mr. Greg Smith is Equinox Gold Corp.'s ("Equinox") nominee to the Board. Equinox has the right to nominate one member to the Board pursuant to a board nomination right provided under a support agreement with the Corporation dated April 7, 2021.

Based on the disclosure available on the System for Electronic Disclosure by Insiders, as of April 1, 2022, the director nominees , as a group, beneficially owned, or exercise control or direction over, directly or indirectly, an aggregate of 6,094,057 Common Shares, representing approximately 2.5% on a non-diluted basis.

Other than as described below, none of the nominees for election as a director of the Corporation is, or has been, within the ten years prior to the date hereof:

(a)	a director, chief executive officer or chief financial officer of any company that was subject to a cease trade order, an order similar to a cease trade order or an order that denied such company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days and that was issued while that person was acting in the capacity as director, chief executive officer or chief financial officer or that was issued after that person ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in such capacity; or
(b)	within the ten years prior to the date hereof, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Mr. Einav was a director of RII North America Inc. on behalf of a company managed by an affiliate of Sprott Inc. On November 19, 2018, RII North America Inc. filed an assignment in bankruptcy under the Bankruptcy and Insolvency Act (Canada).

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None of the nominees for election as a director of the Corporation has within the ten years prior to the date hereof:

(a)	become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his or her assets; or
(b)	has been subject to (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

The persons named in the form of proxy accompanying this Circular intend to vote FOR the election of each of the nominees whose names are set forth above, unless the shareholder of the Corporation who has given such proxy has directed that the Common Shares represented by such proxy be withheld from voting in respect of the election of such nominee. Management of the Corporation does not contemplate that any of the nominees will be unable to serve as a director of the Corporation for the ensuing year, however, if that should occur for any reason at or prior to the Meeting or any adjournment thereof, the persons named in the form of proxy accompanying this Circular have the right to vote for the election of the remaining nominees and may vote for the election of a substitute nominee in their discretion.

3.	Appointment of Auditor

It is proposed that Grant Thornton LLP ("Grant Thornton") be appointed as the auditor of the Corporation to hold office until the close of the next annual meeting of the shareholders of the Corporation and that the directors of the Corporation be authorized to set the auditor's remuneration. Grant Thornton is currently the auditor of the Corporation and has been the auditor of the Corporation since its formation.

The persons named in the form of proxy accompanying this Circular intend to vote FOR the appointment of Grant Thornton as the auditor of the Corporation until the close of the next annual meeting of the shareholders of the Corporation or until its successor is appointed and the authorization of the directors of the Corporation to fix the remuneration of Grant Thornton, unless the shareholder of the Corporation who has given such proxy has directed that the Common Shares represented by such proxy be withheld from voting in respect of the appointment of Grant Thornton as the auditor of the Corporation.

OTHER BUSINESS

Management is not aware of any matters to come before the Meeting other than those set forth in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the form of proxy to vote the Common Shares represented thereby in accordance with their best judgment on such matter.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as set forth herein, management of the Corporation is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of any person who has been a director or executive officer of the Corporation at any time since the beginning of the Corporation's last financial year, of any proposed nominee for election as a director of the Corporation, or of any associate or affiliate of any such persons, in any matter to be acted upon at the Meeting other than the election of directors or the appointment of auditors.

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STATEMENT OF EXECUTIVE COMPENSATION

When used in this section, the term "NEO" or "Named Executive Officer" means each of the following individuals: (i) the Chief Executive Officer of the Corporation; (ii) the Chief Financial Officer of the Corporation; (iii) each of the three most highly compensated executive officers of the Corporation, including any of its subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the Chief Executive Officer and Chief Financial Officer, at the end of the most recently completed financial year whose total compensation was, individually, more than C$150,000 for that financial year; and (iv) each individual who would be an NEO under paragraph (iii) but for the fact that the individual was neither an executive officer of the Corporation or its subsidiaries, nor acting in a similar capacity, at the end of that financial year. For the financial year ended December 31, 2021, the Named Executive Officers of the Corporation were the following:

•	Ewan Downie, Chief Executive Officer;
•	Ryan Snow, Chief Financial Officer;
•	Matthew Gili, President and Chief Operating Officer;
•	Matthew Gollat, Executive Vice-President, Business and Corporate Development; and
•	Brent Kristof, Executive Vice-President, Operations.

All dollar amounts in this Circular are expressed in Canadian dollars, except as otherwise indicated. References to "$" or "C$" are to Canadian dollars and references to "US$" are to United States dollars.

Compensation Discussion and Analysis

Compensation Governance

The directors of the Corporation administer the Corporation's executive compensation policy with advice from the Compensation Committee. The Compensation Committee is responsible for, among other things: reviewing and making recommendations to the Board with respect to the compensation policies and practices of the Corporation; annually reviewing and recommending to the Board for approval the remuneration of the senior officers of the Corporation; making, on an annual basis, a recommendation to the Board as to any incentive award to be made to the senior officers of the Corporation; and comparing, on an annual basis, the total remuneration and the main components thereof of the senior officers of the Corporation with the remuneration of peers in the same industry. The Compensation Committee ensures that total compensation paid to the Named Executive Officers is fair, reasonable and consistent with the Corporation's compensation philosophy.

For the year ended December 31, 2021, the Compensation Committee was comprised of three members, being Messrs. John Begeman (Chair), John Seaman and Arthur Einav, each of whom was independent.

The Compensation Committee members have collectively gained extensive compensation-related experience in the mining and finance sectors both as senior officers and as members of the boards of directors and committees of other public and private corporations and through the pursuit of educational opportunities in this area. Each member draws on his respective management and governance experience to provide relevant compensation-related guidance on the Corporation's compensation policies and practices. The Board is confident that the collective experience of the committee members ensures that the Compensation Committee has the knowledge and experience to execute its mandate effectively and to make executive compensation decisions in the best interests of the Corporation.

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The specific experience of each committee member for the year ended December 31, 2021, relevant to his responsibilities as a member of the Compensation Committee is summarized below:

•	Mr. Begeman is a professional mining engineer with over 40 years of mining experience. He is currently a director and member of the audit committee of Yamana Gold Inc. Previously, Mr. Begeman has served as Chairman of Premier (from 2015 to 2021), a director of African Gold Group Plc President, Chief Executive Officer and Director of Avion Gold Corp. (from 2008 to 2012) and as Chief Operating Officer of Zinifex Canada Inc. (formerly, Wolfden Resources Inc.). Mr. Begeman holds a B.S. in Mining Engineering, an M.S. in Engineering Management and an MBA. He is a member of the Institute of Corporate Directors with the ICD.D designation. He is also a member of the National Association of Corporate Directors and is NACD Directorship Certified.
•	Mr. Seaman was a mining executive having served as Chief Financial Officer of Wolfden Resources Corporation from August 2006 to June 2012 and Chief Financial Officer of Wolfden Resources Inc. from October 2002 to May 2007. Mr. Seaman served on the compensation committee of Premier Gold Mines Limited until April 7, 2021 and has also previously served as a director and/or officer of various small-cap public companies.
•	Mr. Einav is the General Counsel and Senior Managing Director at Sprott Inc. He is the co-head of the Enterprise Shared Services Group with specific responsibility for legal, compliance, risk and human resources. Mr. Einav holds a Bachelor of Laws degree from Osgoode Hall Law School and an MBA from Schulich School of Business.

Philosophy and Objectives

The guiding philosophy of the Compensation Committee in determining compensation for executive officers is: (i) that the Corporation should offer competitive compensation to attract, retain and motivate qualified executives in order for the Corporation to achieve the strategic plan and budgets approved by the Board; and (ii) to act in the interests of the Corporation by being financially responsible. Achievement of these dual objectives is expected to contribute to an increase in shareholder value of the Corporation.

Peer Group

The Compensation Committee compares the Corporation's compensation structure and levels with a peer group of companies, including base salary, short-term incentive compensation and long-term incentive compensation according to position title, organizational role and overall scope of responsibility. The 2021 peer group used by the Compensation Committee in making its recommendations to the Board included the following 8 publicly traded mining companies with which the Corporation competes for executive talent and which the Corporation sees as its best comparables in order to ensure the Corporation remains competitive in attracting, motivating and retaining highly qualified and experienced executives. Companies were independently selected for inclusion in the peer group based on an in-depth review of many factors, including company size, geographic location, market capitalization, asset composition, degree of complexity and stage of operations.

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Company	Company
Artemis Gold Inc.	Sabina Gold & Silver Corp.
Orla Mining Ltd.	SilverCrest Metals Inc.
Osisko Mining Inc.	Victoria Gold Corp.
Pure Gold Mining Inc.	Wesdome Gold Mines Ltd.

Elements of Compensation Program

Executive officers of the Corporation receive both fixed compensation and performance-based variable incentive compensation. Total compensation of executive officers of the Corporation is comprised of:

(a)	base salary;
(b)	short-term incentives in the form of an annual cash bonus; and
(c)	long-term incentives in the form of awards under the Corporation's omnibus share incentive plan (the "Omnibus Incentive Plan").

The allocation of total compensation to these different elements is based on a formula as determined by the Compensation Committee having taken into account market practices and realities as well as a discretionary assessment of an executive officer's past contribution and ability to contribute to future short and long-term business results. The Compensation Committee annually reviews the total compensation package of each of the executive officers of the Corporation on an individual basis against the backdrop of the compensation goals and objectives described above, and makes recommendations to the Board concerning the individual components of their compensation.

Base Salary

The Corporation provides executive officers with base salaries that represent a fixed element of compensation and their minimum compensation for services rendered, or expected to be rendered. The base salary of executive officers depends on a number of factors, including: the scope of his or her experience, responsibilities, leadership skills, performance and length of service; general industry trends and practices; current competitive market conditions; and the Corporation's existing financial resources. Base salaries are determined annually based on the Compensation Committee's recommendations to the Board. In making its recommendations, the Compensation Committee annually reviews the base salaries of the executive officers of the Corporation against the base salaries of executive officers in comparable positions of public companies in the mining industry (see "Statement of Executive Compensation - Compensation Discussion and Analysis - Peer Group" above). The Compensation and Nominating Committee also reviews third party compensation reports in making its recommendations.

Short Term Incentive

In addition to base salary, the Corporation may award executive officers of the Corporation with short-term incentive awards in the form of an annual cash bonus. Annual cash bonus payments are awarded to executive officers of the Corporation by the Board, based on the recommendations of the Compensation Committee, after taking into account achievement of performance targets at the personal, departmental, Company and market levels. The amount of the annual cash bonus may be varied from the amount calculated at the reasonable discretion of the Compensation Committee and the Board.

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The performance appraisal is based on a detailed assessment of each executive officer's aptitude in various pre-established categories. The Compensation Committee and the Board assess the Chief Executive Officer's personal performance, and review the Chief Executive Officer's assessment of the personal performance of each of the other executive officers. For the year 2021, the Corporation focused on corporate level financial / CSR goals, mining / project goals and relative performance to market as well as certain individualized targets for each of the executive.

For each category, the Compensation Committee or the Chief Executive Officer, as applicable, awards a rating based on how the executive officer was found to have performed in respect of each particular category. For the financial year ended December 31, 2021, categories included personal, interpersonal, knowledge and productivity.

Personal targets are individual targets based on pre-established goals and objectives particular to each individual executive officer. For the financial year ended December 31, 2021, individual targets varied for each Named Executive Officer but included, among others, as applicable: (i) maintaining the Corporation's marketing initiatives; (ii) maximizing sales and integrating reporting and financial management and compliance; (iii) identification and potential acquisition of strategic assets; (iv) achievement of various operating objectives, cost and production goals; and (v) increasing reserves and resources and improving the proficiency of qualified persons.

The Compensation Committee and the Board assess the Chief Executive Officer's progress against his personal and team targets, and review the Chief Executive Officer's assessment of the progress of each of the other executive officers against their respective personal targets. For each of the personal targets, the Compensation Committee or the President and Chief Executive Officer, as applicable, awards a rating based on how well the executive officer was found to have performed in respect of the particular target.

Corporate goals are comprised of financial and corporate social responsibility ("CSR") related targets as well as operational and milestone related targets based on key performance objectives for each property. For the financial year ended December 31, 2021:

•	Financial and CSR related targets included: (i) financial and operational control; (ii) net asset value (NAV) expansion and mineral resource and reserve replacement; (iii) cash flow management (EBITDA/Share); (iv) environmental compliance; and (v) health and safety.
•	Mining and project related targets included: (i) South Arturo project (including, production, drill program at El Nino, and heap leach targets); (ii) McCoy-Cove (including, permitting and development); and (ii) Granite Creek (including, drill program, preliminary economic assessment and processing options).
•	Market related targets are targets based on performance of the Corporation against its peers. For the financial year ended December 31, 2021, market related targets included: (i) share price performance relative to peers; and (ii) absolute share price performance.

Each executive officer's performance is evaluated based on the above criteria and the below formula.

Final Rating	=	(A x B)	+	(C x D)	+	(E x F)	+	(G x H)

and where:

A	=	Financial / CSR Appraisal Weighting
B	=	Financial / CSR Appraisal Year End Rating

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C	=	Individual Targets Weighting
D	=	Individual Targets Year End Rating
E	=	Mining / Project Targets Weighting
F	=	Mining / Project Targets Year End Rating
G	=	Peer / Market Related Targets Weighting
H	=	Peer / Market Related Targets Year End Rating

For each of the company and peer/market related targets, the Compensation Committee awards a rating based on meeting or exceeding certain pre-established criteria.

For the financial year ended December 31, 2021, the Board set the target and maximum bonus rates for each Named Executive Officer, representing the percentage of their base salary which their annual cash bonus would total assuming such Named Executive Officer the minimum and maximum bonus targets as outlined below of such Named Executive Officer's pre-established targets. Such target and maximum bonus rates, along with the calculated bonus amounts (based on the formula for calculating annual cash bonus payouts explained above), are shown below.

Ewan Downie, Chief Executive Officer and Director

Evaluation Category		Year-End Score	Weighting (%)	Final Score
Corporate Goals	Financial / CSR	132	25	33
	Mining / Project	152	25	38
	Market	199.4	35	70
Personal / Team Goals	Individual Scorecard / Targets	160.4	15	24

	Final Rating			165
	Bonus % Achieved (Target 110% / Max 165%)			146%
	Actual Wages Paid (2021)			C$550,000
	Total Bonus Amount			C$803,001

Ryan Snow, Chief Financial Officer

Evaluation Category		Year-End Score	Weighting (%)	Final Score
Corporate Goals	Financial / CSR	132	25	33
	Mining / Project	152	25	38
	Market	199.4	35	70
Personal / Team Goals	Individual Scorecard / Targets	146.9	15	22

	Final Rating			163
	Bonus % Achieved (Target 80% / Max 120%)			105%
	Actual Wages Paid (2021)			US$261,502
	Total Bonus Amount			US$274.577

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Matthew Gili, President and Chief Operating Officer

Evaluation Category		Year-End Score	Weighting (%)	Final Score
Corporate Goals	Financial / CSR	132	25	33
	Mining / Project	152	25	38
	Market	199.4	35	70
Personal / Team Goals	Individual Scorecard / Targets	153.11	15	23

	Final Rating			164
	Bonus % Achieved (Target 80% / Max 120%)			106%
	Actual Wages Paid (2021)			US$301,821
	Total Bonus Amount			US$319,930

Matthew Gollat, Executive Vice-President, Business and Corporate Development

Evaluation Category		Year-End Score	Weighting (%)	Final Score
Corporate Goals	Financial / CSR	132	25	33
	Mining / Project	152	25	38
	Market	199.4	35	70
Personal / Team Goals	Individual Scorecard / Targets	157.4	15	24

	Final Rating			163
	Bonus % Achieved (Target 80% / Max 120%)			106%
	Actual Wages Paid (2021)			US$230,452
	Total Bonus Amount			US$244,279

Brent Kristof - Executive Vice President, Operations

Evaluation Category		Year-End Score	Weighting (%)	Final Score
Corporate Goals	Financial / CSR	132	25	33
	Mining / Project	152	25	38
	Market	199.4	35	70
Personal / Team Goals	Individual Scorecard / Targets	127	15	19

	Final Rating			160
	Bonus % Achieved (Target 75% / Max 112.5%)			98%
	Actual Wages Paid (2021)			US$293,820
	Total Bonus Amount			US$287,944

Security-Based Compensation

Long-term incentive compensation is provided through the granting of equity incentives under the Omnibus Incentive Plan. The Omnibus Incentive Plan was established for the benefit of full-time and part-time employees, officers and directors of the Corporation and its affiliates, as well as individuals or corporations engaged to provide ongoing management or consulting services to any of the foregoing, which may be designated from time to time. The Omnibus Incentive Plan is administered by the directors of the Corporation, or if the directors so determine, the committee of the directors authorized to administer the Omnibus Incentive Plan.

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Equity incentive awards are designed to motivate executives to achieve long-term sustainable business results, align their interest with those of shareholders and to attract and retain executives. Awards are made based on a variety of factors, such as the need to attract or retain key individuals, competitive market conditions and internal equity. Previous grants are taken into account when considering new grants.

Management of the Corporation believes that security-based compensation arrangements and similar plans are a critical component of the Corporation's compensation arrangements and are necessary and vital to attracting and retaining key individuals. Participants in the Omnibus Incentive Plan benefit only if the market value of the Common Shares at the time of option exercise is greater than the exercise price of the options at the time of grant.

In future years, it is expected that the Corporation will develop more formal objectives governing security-based compensation of executive officers.

For additional details concerning the Omnibus Incentive Plan, see "Securities Authorized for Issuance Under Equity Compensation Plans - Summary of the Omnibus Incentive Plan".

Perquisites and Other Personal Benefits

In addition to the compensation described above, each of the Named Executive Officers is entitled to receive other benefits during the term of employment, which may include all or some of health, dental and vision insurance, an automobile allowance, vacation, sick leave, term life insurance and disability insurance.

Risk

The Compensation Committee recognizes that certain elements of compensation could promote unintended inappropriate or excessive risk-taking behaviours; however, the Corporation seeks to ensure that executive compensation packages appropriately balance short-term incentives (e.g., base salary, annual cash bonuses and equity incentive, if applicable) and long-term incentives (e.g., share-based and option-based awards). Base salaries and personal benefits are not subject to performance risk given the stage of the Corporation, as discussed above. To receive the benefit of long-term incentives (share-based and option-based awards), the executive officers must be employed by the Corporation (subject to limited exceptions), thereby better aligning executive performance with the interests of the Corporation and its shareholders. The Compensation Committee believes that executive compensation risk management is reinforced by ongoing oversight of the Board of, among other things: the Corporation's financial results, regulatory disclosure, strategic plans, and fraud and error reporting; the Audit Committee's regular meetings with the external auditors (including without the presence of management); and the Corporation's internal controls, management information systems and financial control systems.

As a result of the factors discussed above, the Compensation Committee does not believe that its compensation policies and practices are reasonably likely to have a material adverse effect on the Corporation.

Hedging

Named Executive Officers and directors of the Corporation are not permitted to purchase financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the Named Executive Officer or director.

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Performance Graph

The following graph compares, from April 13, 2021, the date the Common Shares commenced trading on the Toronto Stock Exchange ("TSX"), to December 31, 2021, the cumulative total shareholder return on a C$100 investment in the Common Shares with the cumulative total return of the S&P/TSX Composite Index, the S&P/TSX Global Mining Index and the S&P/TSX Global Gold Index.

As illustrated by the graph, the Corporation's share price outperformed the S&P/TSX Composite Index, S&P/TSX Global Mining Index and the S&P/TSX Global Gold Index for the period ended December 31, 2021, since the Common Shares commenced trading.

While share price is an important factor, the share price valuation of gold producers, as well as exploration and development companies, fluctuates with changes in the underlying commodity prices, and at no time during the period was compensation intended to reflect share price performance driven by externalities. The compensation of the Named Executive Officers of the Corporation for the financial year ended December 31, 2021 was determined at arm's length and was at the discretion of the Board based on the recommendations of the Compensation and Nominating Committee in accordance with the factors described above under the heading "Compensation Discussion and Analysis". Alignment with shareholders is nonetheless achieved by awarding a significant portion of compensation in the form of equity-based incentives.

Summary Compensation Table

The following table sets forth a summary of all compensation for services rendered to the Corporation and its subsidiaries for each of the Corporation's three most recently completed financial years for each Named Executive Officer in the most recently completed financial year.

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Name and Principal Position	Year(1)	Salary (US$)	Share-Based Awards(1) (US$)	Option-Based Awards(2) (US$)	Non-Equity Incentive Plan Compensation		Pension Value (US$)	All Other Compensation (US$)(5)	Total Compensation (US$)
					Annual Incentive Plans(3) (US$)	Long-Term Incentive Plans (US$)
Ewan Downie Chief Executive Officer and Director	2021(4)	438,771	-	434,535	640,607	-	-	56,221	1,570,134
	2020	-	-	-	-	-	-	-	-
	2019	-	-	-	-	-	-	-	-
Ryan Snow Chief Financial Officer	2021	261,502	-	293,103	274,577	-	-	48,526	877,708
	2020	-	-	-	-	-	-	-	-
	2019	-	-	-	-	-	-	-	-
Matthew Gili President and Chief Operating Officer	2021	301,821	-	336,438	319,930	-	-	51,356	1,009,545
	2020	-	-	-	-	-	-	-	-
	2019	-	-	-	-	-	-	-	-
Matthew Gollat Executive Vice-President, Business and Corporate Development	2021	230,452	-	336,438	244,279	-	-	35,901	847,070
	2020	-	-	-	-	-	-	-	-
	2019	-	-	-	-	-	-	-	-
Brent Kristof Executive Vice-President, Operations	2021	293,820	-	150,385	287,944	-	-	47,506	779,655
	2020	-	-	-	-	-	-	-	-
	2019	-	-	-	-	-	-	-	-

Notes:

(1)	The Corporation was incorporated on November 10, 2020 and became a reporting issuer in Canada on April 7, 2021, following the completion of a plan of arrangement involving Premier Gold Mines Limited, the Corporation and Equinox. The Named Executive Officer outlined in the table above became a Named Executive Officer of the Corporation starting April 7, 2021. The summary compensation information is therefore for the period from April 7, 2021 to December 31, 2021. No compensation information is provided for 2020 and 2019 as no executive compensation was paid during 2020 and the Corporation was not in existence in 2019.
(2)	The Corporation uses the Black-Scholes model to calculate the fair value of option-based awards on the grant date. The Corporation chose the Black-Scholes model because it is a widely recognized and utilized model for option pricing. The Black-Scholes model requires six key inputs: risk-free interest rate, exercise price of the option, market price of the Common Shares at the date of grant, expected dividend yield, expected life and share price volatility, all of which, except for exercise price of the option and market price of the Common Shares at the date of grant, are estimates of management. In calculating the fair value of options granted on April 26, 2021, management assumed a risk-free interest rate of 0.75%, an exercise price of C$2.66, a market price of the Common Shares at the date of grant of C$2.66, an expected dividend yield of 0%, an expected life of four years and an average share price volatility of 51.69%. In calculating the fair value of options granted on November 12, 2021, management assumed a risk-free interest rate of 1.26%, an exercise price of C$3.35, a market price of the Common Shares at the date of grant of C$3.34, an expected dividend yield of 0%, an expected life of 3.2 years and an average share price volatility of 54.1%. The amounts have been converted to U.S. dollars (US$) in the table above at a currency exchange rate of US$1 = C$1.2535 based on the average Canadian dollar / U.S. dollar exchange rate in 2021.
(3)	Represents the annual cash bonus awarded by the Corporation. See "Statement of Executive Compensation - Compensation Discussion and Analysis - Elements of Compensation Program - Cash Bonus".
(4)	The compensation paid to Mr. Ewan Downie were denominated in Canadian dollars (C$) and has been converted to U.S. dollars (US$) in the table above at an currency exchange rate of US$1 = C$1.2535 based on the average Canadian dollar / U.S. dollar exchange rate in 2021.
(5)	Includes consulting fees paid to the Named Executive for services performed for the Corporation during the first quarter of 2021.

Incentive Plan Awards

Incentive Plan Awards - Outstanding Share-Based Awards and Option-Based Awards

The following table sets out all share-based awards and option-based awards outstanding as at December 31, 2021 for each Named Executive Officer in the most recently completed financial year.

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Name	Option-Based Awards				Share-Based Awards
	Number of Securities Underling Unexercised Options (#)	Option Exercise Price (C$)	Option Expiry Date	Value of Unexercised in-the-Money Options(1) (US$)	Number of Shares or the Units of Shares That Have Not Vested (#)	Market or Payout Value of Share-Based Awards That Have Not Vested (US$)	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed (US$)
Ewan Downie	325,000	2.66	4/26/2026	110,235	—	—	—
	150,000	3.35	11/12/2026	—	—	—	—
Ryan Snow	250,000	2.66	4/26/2026	84,796	—	—	—
	75,000	3.35	11/12/2026	—	—	—	—
Matthew Gili	300,000	2.66	4/26/2026	101,755	—	—	—
	75,000	3.35	11/12/2026	—	—	—	—
Matthew Gollat	300,000	2.66	4/26/2026	101,755	—	—	—
	75,000	3.35	11/12/2026	—	—	—	—
Brent Kristof	150,000	2.66	4/26/2026	50,878	—	—	—
	20,000	3.35	11/12/2026	—	—	—	—

Notes:

(1)	Represents the aggregate dollar amount of in-the-money unexercised options held at the end of the most recently completed financial year of the Corporation. The value of in-the-money unexercised options is calculated based on the difference between the market value per Common Share as at December 31, 2021 (C$3.09) and the exercise price of the option, and converted to U.S. dollars (US$) in the table above at an currency exchange rate of US$1 = C$1.2535 based on the average Canadian dollar / U.S. dollar exchange rate in 2021.

Incentive Plan Awards - Value Vested or Earned During the Year

The following table sets forth certain information, for each Named Executive Officer, regarding the value vested or earned in connection with incentive plan awards during the financial year of the Corporation ended December 31, 2021.

Name	Option-Based Awards - Value Vested During the Year (C$)(1)	Share-Based Awards - Value Vested During the Year (C$)	Non-Equity Incentive Plan Compensation - Value Earned During the Year (C$)

Ewan Downie	195,006	—	—
Ryan Snow	173,338	—	—
Matthew Gili	195,005	—	—
Matthew Gollat	173,338	—	—
Brent Kristof	86,669	—	—

Notes:

(1)	The exercise price of each of the options which vested during the financial year ended December 31, 2021 was greater than or equal to the market price of the Common Shares on the vesting date.

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Employment Agreements and Termination and Change of Control Benefits

Each Named Executive Officer has entered into an employment agreement with the Corporation or its wholly-owned subsidiary, Premier Gold Mines USA, Inc. ("Premier USA"). The following provides details of the key terms of the employment agreement, including the termination and change of control benefits under the employment agreements, with each of the Named Executive Officers as at December 31, 2021.

For the purpose of this section, a "Change of Control" means the occurrence of any one or more of the following events: (i) any person or group of persons acting jointly or in concert acquires control or is deemed to acquire control of more than 50% of the voting securities of the Corporation or the approval by Shareholders of such a transaction; (ii) the Corporation sells or otherwise transfers more than 50% of its property or assets (on a consolidated basis) or such property or assets that are expected to generate, more than 50% of the consolidated operating income or cash flow of the Corporation and the subsidiaries or approval by Shareholders of such a transaction; (iii) Incumbent Directors cease to constitute a majority of the Board (which, for the purposes of this paragraph, an "Incumbent Director" shall mean any member of the Board who is a member of the Board immediately prior to the occurrence of a contested election of directors of the Corporation); or (iv) the Board adopts a resolution to the effect that, for the purposes of this Agreement, a Change of Control has occurred, or that such a Change of Control is imminent, in which case, the date of the Change of Control shall be deemed to be the date of such resolution.

"Involuntary Termination" means: (i) the termination by the Corporation of an executive's employment for any reason (other than cessation of employment caused by the executive's death or disability, or termination of employment for cause) at any time during the 12 month period following a Change of Control; (ii) the resignation by an executive of his employment within 90 days period immediately following a Change Affecting the Executive's Employment (as defined in the respective employment agreements) that occurs within the 12 month period following a Change of Control; or (iii) in the case of the Downie Agreement and Gollat Agreement, the refusal by the executive of any offer of continued employment with any successor Corporation that occurs within 90 days following a Change of Control.

Ewan Downie

Pursuant to an employment agreement between the Corporation and Mr. Downie with effective date of April 7, 2021 (the "Downie Agreement"), the Corporation has agreed to pay, among other things, an annual base salary of C$550,000 to Mr. Downie. In addition, Mr. Downie is eligible to receive an annual short term incentive payment at a target of 110% (maximum 165%) conditional upon the Corporation's overall operational and financial performance as well as Mr. Downie's personal performance criteria and milestone targets, all as established by the Board in its sole discretion annually. Pursuant to the Downie Agreement, Mr. Downie is also eligible to receive long-term incentive compensation of up to 150% of his base salary annually, as determined by the Board and is entitled to participate in the Corporation's equity compensation plans. Mr. Downie is also eligible to participate in any group benefit plans and retirement plan provided by the Corporation to its employees, and reimbursed for reasonable and proper expenses incurred in the performance of his duties as the Chief Executive Officer.

Pursuant to the Downie Agreement, in the event of resignation by Mr. Downie or termination for cause, Mr. Downie has no entitlement except with respect to any unpaid base salary, accrued and unpaid vacation pay and reimbursement of eligible expenses incurred and remain owing on the termination date (collectively, the "Accrued Entitlements") and any other wages or minimum entitlements under Ontario's Employment Standards Act, 2000 (the "ESA"). The Corporation may terminate Mr. Downie's employment without cause by either: (i) providing Mr. Downie with written notice of a maximum of 12 months ("Notice Period") during which Mr. Downie will continue to perform his duties under the Downie Agreement; (ii) payment in lieu of the notice equal to a maximum of 12 months; or (iii) a combination of both, at the Corporation's discretion, which shall collectively be considered the "Termination Period". During any part of the Termination Period, Mr. Downie is entitled to: (i) the minimum statutory severance pay and benefit plan contributions until the end of the Notice Period; (ii) any salary accrued and owing until the date of termination; (iii) a lump sum payment or in equal installments, in the Corporation's sole discretion, any short term incentive payments earned in the calendar or fiscal year immediate preceding termination and an amount equal to the average annual short term incentive earned over the 2-year period prior to termination in full and final satisfaction of his eligibility to earn any short term incentive payments during the Termination Period (the "Downie STI Termination Payment"); (iv) Accrued Entitlements; and (v) any other minimum statutory entitlements under ESA. Further, all unvested awards previously granted under an equity incentive compensation plan shall immediately vest and be exercisable or redeemed.

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In the event of a Change of Control and an Involuntary Termination subsequently occurs within 12 month period immediately following the Change of Control, Mr. Downie is entitled to the same termination payments as a termination without cause, except the Termination Period shall be increased to 24 months and the Downie STI Termination Payment shall be two time the average annual incentive payment earned by Mr. Downie over the 2-year period preceding termination and paid in lump sum.

Ryan Snow

Pursuant to an employment agreement between Premier USA, a subsidiary of the Corporation, and Mr. Snow with effective date of April 8, 2021 (the "Snow Agreement"), Premier USA has agreed to pay, among other things, an annual base salary of US$265,000 to Mr. Snow, subject to future reviews or adjustments as may be determined by the Corporation at its sole discretion. Mr. Snow is also eligible to receive an annual incentive bonus, conditional on the overall operational and financial performance of Premier USA and the Corporation, and upon Mr. Snow's achievement of certain personal performance and milestones to be agreed annually between Mr. Snow and the Corporation. Pursuant to the Snow Agreement, Mr. Snow is also eligible to receive long-term incentive compensation, as determined by the Corporation in its sole discretion and pursuant to the Corporation's plans in effect at the time and is entitled to participate in the Corporation's equity compensation plans. Mr. Snow is also eligible to participate in any group benefit plans and retirement plan provided by Premier USA to its employees, and reimbursed for reasonable and proper expenses incurred in the performance of his duties as the Chief Financial Officer.

Pursuant to the Snow Agreement, Mr. Snow can resign by providing Premier USA three months written notice, which may be accelerated by the Corporation to any date at least two weeks from the written notice of resignation. Upon resignation, Mr. Snow shall have no entitlement except for unpaid base salary and vacation earned or compensation due and owing. If the Corporation accelerates termination, payment shall be paid through the notice period.

In the event of a termination for cause, Premier USA may immediately terminate Mr. Snow and Mr. Snow shall have no entitlement except for unpaid base salary and vacation earned or compensation due and owing and all benefits and any other allowances or perquisites shall terminate immediately.

In the event of a termination upon death or disability, Mr. Snow's employment shall cease automatically and Mr. Snow (or his estate) shall be eligible to receive any unpaid base salary and vacation earned or compensation due and owing.

In the event that a Change of Control occurs, and an Involuntary Termination subsequently occurs within 12 month period immediately following the Change of Control, Premier USA shall pay in lump sum as severance pay: (i) an amount equal to 24 months of Mr. Snow's base salary in effect on the termination date in addition to incentive bonus less applicable taxes and withholdings; (ii) any granted unvested awards under the Corporation's equity compensation plan shall immediately vest and exercisable; and (iii) an amount equal to the monthly cost of family coverage under the current plan times 24, less applicable withholdings and statutory obligations; and (iv) amount intended to reflect reasonable estimate of the premium Mr. Snow would have paid for life and disability benefits for 24 months following termination.

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In the event of a termination other than due to resignation, for cause, death or disability or Involuntary Termination following a Change of Control, Premier USA will make reasonable effort to provide three month's advance notice of termination and pay a lump sum, as severance pay: (i) an amount equal to 12 months of Mr. Snow's base salary in effect on the termination date, in addition to incentive bonus less applicable taxes and withholdings; (ii) an amount equal monthly cost of family coverage under the current plan times 12, less applicable withholdings and statutory obligations; and (iii) amount intended to reflect reasonable estimate of the premium Mr. Snow would have paid for life and disability benefits for 12 months following termination.

Matthew Gili

Pursuant to an employment agreement between Premier USA, a subsidiary of the Corporation, and Mr. Gili with effective date of April 8, 2021 (the "Gili Agreement"), Premier USA has agreed to pay, among other things, an annual base salary of US$325,000 to Mr. Gili, subject to future reviews or adjustments as may be determined by the Corporation at its sole discretion. Mr. Gili is also eligible to receive an annual incentive bonus, conditional on the overall operational and financial performance of Premier USA and the Corporation, and upon Mr. Gili's achievement of certain personal performance and milestones to be agreed annually between Mr. Gili and the Corporation. Pursuant to the Gili Agreement, Mr. Gili is also eligible to receive long-term incentive compensation, as determined by the Corporation in its sole discretion and pursuant to the Corporation's plans in effect at the time and is entitled to participate in the Corporation's equity compensation plans. Mr. Gili is also eligible to participate in any group benefit plans and retirement plan provided by Premier USA to its employees, and reimbursed for reasonable and proper expenses incurred in the performance of his duties as the President and Chief Operating Officer.

Pursuant to the Gili Agreement, Mr. Gili can resign by providing Premier USA three months written notice, which may be accelerated by the Corporation to any date at least two weeks from the written notice of resignation. Upon resignation, Mr. Gili shall have no entitlement except for unpaid base salary and vacation earned or compensation due and owing. If the Corporation accelerates termination, payment shall be paid through the notice period.

In the event of a termination for cause, Premier USA may immediately terminate Mr. Gili and Mr. Gili shall have no entitlement except for unpaid base salary and vacation earned or compensation due and owing and all benefits and any other allowances or perquisites shall terminate immediately.

In the event of a termination upon death or disability, Mr. Gili's employment shall cease automatically and Mr. Gili (or his estate) shall be eligible to receive any unpaid base salary and vacation earned or compensation due and owing.

In the event that a Change of Control occurs, and an Involuntary Termination subsequently occurs within 12 month period immediately following the Change of Control, Premier USA shall pay in lump sum as severance pay: (i) an amount equal to 24 months of Mr. Gili's base salary in effect on the termination date in addition to incentive bonus less applicable taxes and withholdings; (ii) any granted unvested awards under the Corporation's equity compensation plan shall immediately vest and exercisable; and (iii) an amount equal to the monthly cost of family coverage under the current plan times 24, less applicable withholdings and statutory obligations; and (iv) amount intended to reflect reasonable estimate of the premium Mr. Gili would have paid for life and disability benefits for 24 months following termination.

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In the event of a termination other than due to resignation, for cause, death or disability or Involuntary Termination following a Change of Control, Premier USA will make reasonable effort to provide 3 month's advance notice of termination and pay a lump sum, as severance pay: (i) an amount equal to 12 months of Mr. Gili's base salary in effect on the termination date, in addition to incentive bonus less applicable taxes and withholdings; (ii) an amount equal monthly cost of family coverage under the current plan times 12, less applicable withholdings and statutory obligations; and (iii) amount intended to reflect reasonable estimate of the premium Mr. Gili would have paid for life and disability benefits for 12 months following termination.

Matthew Gollat

Pursuant to an employment agreement between the Corporation and Mr. Gollat with effective date of June 16, 2021 (the "Gollat Agreement"), the Corporation has agreed to pay, among other things, an annual base salary of U$265,000 to Mr. Gollat. In addition, Mr. Downie is eligible to receive an annual short term incentive payment at a target of 80% (maximum 120%) conditional upon the Corporation's overall operational and financial performance as well as Mr. Gollat's personal performance criteria and milestone targets, all as established by the Board in its sole discretion annually. Pursuant to the Gollat Agreement, Mr. Gollat is also eligible to receive long-term incentive compensation of up to 100% of his base salary annually, as determined by the Board and is entitled to participate in the Corporation's equity compensation plans. Mr. Gollat is also eligible to participate in any group benefit plans and retirement plan provided by the Corporation to its employees, and reimbursed for reasonable and proper expenses incurred in the performance of his duties as the Executive Vice-President, Business and Corporate Development. Mr. Gollat is reimbursed for reasonable moving expenses as a result of his relocation to Reno, Nevada.

Pursuant to the Gollat Agreement, in the event of resignation by Mr. Gollat or termination for cause, Mr. Gollat has no entitlement except with respect to any Accrued Entitlements and any other wages or minimum entitlements under the ESA. The Corporation may terminate Mr. Downie's employment without cause by either: (i) providing Mr. Gollat with written notice of a maximum of 12 months (being, the Notice Period) during which Mr. Gollat will continue to perform his duties under the Gollat Agreement; (ii) payment in lieu of the notice equal to a maximum of 12 months; or (iii) a combination of both, at the Corporation's discretion. During any part of the Termination Period, Mr. Gollat is entitled to: (i) the minimum statutory severance pay and benefit plan contributions until the end of the Notice Period; (ii) any salary accrued and owing until the date of termination; (iii) a lump sum payment or in equal installments, in the Corporation's sole discretion, any short term incentive payments earned in the calendar or fiscal year immediate preceding termination and an amount equal to the average annual short term incentive earned over the 2-year period prior to termination in full and final satisfaction of his eligibility to earn any short term incentive payments during the Termination Period (the "Gollat STI Termination Payment"); (iv) Accrued Entitlements; and (v) any other minimum statutory entitlements under ESA. Further, all unvested awards previously granted under an equity incentive compensation plan shall immediately vest and be exercisable or redeemed.

In the event of a Change of Control and an Involuntary Termination subsequently occurs within 12 month period immediately following the Change of Control, Mr. Gollat is entitled to the same termination payments as a termination without cause, except the Termination Period shall be increased to 24 months and the Gollat STI Termination Payment shall be two time the average annual incentive payment earned by Mr. Gollat over the 2-year period preceding termination and paid in lump sum.

Brent Kristof

Pursuant to an employment agreement between Premier USA, a subsidiary of the Corporation, and Mr. Kristof with effective date of April 8, 2021 (the "Kristof Agreement"), Premier USA has agreed to pay, among other things, an annual base salary of US$297,250 to Mr. Kristof, subject to future reviews or adjustments as may be determined by the Corporation at its sole discretion. Mr. Kristof is also eligible to receive an annual incentive bonus, conditional on the overall operational and financial performance of Premier USA and the Corporation, and upon Mr. Kristof's achievement of certain personal performance and milestones to be agreed annually between Mr. Kristof and the Corporation. Pursuant to the Kristof Agreement, Mr. Kristof is also eligible to receive long-term incentive compensation, as determined by the Corporation in its sole discretion and pursuant to the Corporation's plans in effect at the time and is entitled to participate in the Corporation's equity compensation plans. Mr. Kristof is also eligible to participate in any group benefit plans and retirement plan provided by Premier USA to its employees, and reimbursed for reasonable and proper expenses incurred in the performance of his duties as the Executive Vice-President, Projects and Evaluations.

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Pursuant to the Kristof Agreement, Mr. Kristof can resign by providing Premier USA three months written notice, which may be accelerated by the Corporation to any date at least two weeks from the written notice of resignation. Upon resignation, Mr. Kristof shall have no entitlement except for unpaid base salary and vacation earned or compensation due and owing. If the Corporation accelerates termination, payment shall be paid through the notice period.

In the event of a termination for cause, Premier USA may immediately terminate Mr. Kristof and Mr. Kristof shall have no entitlement except for unpaid base salary and vacation earned or compensation due and owing and all benefits and any other allowances or perquisites shall terminate immediately.

In the event of a termination upon death or disability, Mr. Kristof's employment shall cease automatically and Mr. Kristof (or his estate) shall be eligible to receive any unpaid base salary and vacation earned or compensation due and owing.

In the event that a Change of Control occurs, and an Involuntary Termination subsequently occurs within 12 month period immediately following the Change of Control, Premier USA shall pay in lump sum as severance pay: (A) if Mr. Kristof has been employed less than 24 months: (i) an amount equal to 6 months of Mr. Kristof's base salary in effect on the termination date in addition to incentive bonus less applicable taxes and withholdings; and (ii) amount intended to reflect reasonable estimate of the premium Mr. Kristof would have paid for life and disability benefits for 24 months following termination; (b) if Mr. Kristof has been employed at least 24 months but less than 48 months: (i) an amount equal to 12 months of Mr. Kristof's base salary in effect on the termination date in addition to incentive bonus less applicable taxes and withholdings; and (ii) amount intended to reflect reasonable estimate of the premium Mr. Kristof would have paid for life and disability benefits for 12 months following termination; (C) if Mr. Kristof has been employed more than 48 months, (i) an amount equal to 24 months of Mr. Kristof's base salary in effect on the termination date in addition to incentive bonus less applicable taxes and withholdings; (ii) an amount equal to the monthly cost of family coverage under the current plan times 24, less applicable withholdings and statutory obligation; and (iii) amount intended to reflect reasonable estimate of the premium Mr. Kristof would have paid for life and disability benefits for 24 months following termination. In addition any granted unvested awards under the Corporation's equity compensation plan shall immediately vest and exercisable.

In the event of a termination other than due to resignation, for cause, death or disability or Involuntary Termination following a Change of Control, Premier USA will make reasonable effort to provide three month's advance notice of termination and pay a lump sum, as severance pay: (i) an amount equal to four months of Mr. Kristof's base salary in effect on the termination date, in addition to incentive bonus less applicable taxes and withholdings; (ii) an amount equal monthly cost of family coverage under the current plan times 4, less applicable withholdings and statutory obligations; and (iii) amount intended to reflect reasonable estimate of the premium Mr. Kristof would have paid for life and disability benefits for four months following termination.

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The following shows the estimated incremental payments that would be payable to each of the Named Executive Officer in the event of a Change of Control or termination without cause of such Named Executive Officer on December 31, 2021.

Name	Termination by the Corporation for any reason other than cause and unrelated to "change of control" of the Corporation (US$)	Termination by the Corporation without cause after a "change of control" of the Corporation (US$)
Ewan Downie	1,080,191	2,160,382
Ryan Snow	568,103	1,136,205
Matthew Gili	676,286	1,352,573
Matthew Gollat	521,968	1,043,936
Brent Kristof	209,233	313,850
Total	3,055,781	6,006,946

Director Compensation

In addition to benefits realized from options to purchase Common Shares and as otherwise disclosed herein, for the period between April 8, 2021 following the completion of the Arrangement and December 31, 2021, each director of the Corporation earned an annual fee on the basis of the following criteria:

Criterion	Fees Paid for the Year Ended December 31, 2021 (US$)
Non-Executive Chairman of the Corporation	65,000
Director of the Corporation	45,000
Chair of audit committee of the Board	10,000
Chair of compensation committee of the Board	7,500
Chairs of CG&N committee and sustainability committee of the Board	5,000
Attendance fee for an in-person meeting, per meeting	1,500
Attendance fee for any meetings in excess of 8 meetings in a year, per meeting	750

The Corporation has adopted a policy pursuant to which each director of the Corporation is required to acquire Common Shares equal to the value of three times the director's cash retainer over a five year period.

The following table sets forth a summary of all amounts of compensation provided to the directors of the Corporation, other than the Named Executive Officers, during the financial year of the Corporation ended December 31, 2021.

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Name(1)	Fees Earned (US$)	Share-Based Awards (US$)	Option-Based Awards(2) (US$)	Non-Equity Incentive Plan Compensation (US$)	Pension Value (US$)	All Other Compensation (US$)	Total Compensation (US$)
Ron Clayton	52,500	-	216,673	-	-	-	269,173
Eva Bellissimo	37,500	-	43,335	-	-	-	80,835
John Begeman	39,375(3)	-	43,335	-	-	-	82,710
John Seaman	41,250	-	43,335	-	-	-	84,585
Greg Smith	33,750	-	43,335	-	-	-	77,085
Arthur Einav	33,750(3)	-	43,335	-	-	-	77,085

Notes:

(1)	The director compensation table does not include information with respect to Mr. Downie who is the Chief Executive Officer and a director of the Corporation, who is a Named Executive Officers for the financial year ended December 31, 2021. Information with respect to the compensation paid to Mr. Downie for the financial year ended December 31, 2021 is set out under the heading "Statement of Executive Compensation - Summary Compensation Table" above. The amounts have been converted to U.S. dollars (US$) in the table above at a currency exchange rate of US$1 = C$1.2535 based on the average Canadian dollar / U.S. dollar exchange rate in 2021.
(2)	The Corporation uses the Black-Scholes model to calculate the fair value of option-based awards on the grant date. The Corporation chose the Black-Scholes model because it is a widely recognized and utilized model for option pricing. The Black-Scholes model requires six key inputs: risk-free interest rate, exercise price of the option, market price of the Common Shares at the date of grant, expected dividend yield, expected life and share price volatility, all of which, except for exercise price of the option and market price of the Common Shares at the date of grant, are estimates of management. In calculating the fair value of options granted on April 26, 2021, management assumed a risk-free interest rate of 0.75%, an exercise price of C$2.66, a market price of the Common Shares at the date of grant of C$2.66, an expected dividend yield of 0%, an expected life of 4 years and an average share price volatility of 51.69%.
(3)	For the year 2021, Messrs. Begeman and Einav received their director fees in the form of DSUs in lieu of cash.

Incentive Plan Awards - Outstanding Share-Based Awards and Option-Based Awards

The following table sets out all share-based and option-based awards outstanding as at December 31, 2021 for each director of the Corporation, other than the Named Executive Officers.

Name	Option-Based Awards				Share-Based Awards
	Number of Securities Underling Unexercised Options (#)	Option Exercise Price (C$)	Option Expiry Date	Value of Unexercised in-the-Money Options(1) (US$)	Number of Shares or the Units of Shares That Have Not Vested (#)	Market or Payout Value of Share-Based Awards That Have Not Vested (US$)	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed (US$)
Ron Clayton	250,000	2.66	4/21/2026	84,796	-	-	-
Eva Bellissimo	50,000	2.66	4/21/2026	16,959	-	-	-
John Begeman	50,000	2.66	4/21/2026	16,959	-	-	-
John Seaman	50,000	2.66	4/21/2026	16,959	-	-	-
Greg Smith	50,000	2.66	4/21/2026	16,959	-	-	-
Arthur Einav	50,000	2.66	4/21/2026	16,959	-	-	-

Notes:

(1)	Represents the aggregate dollar amount of in-the-money unexercised options held at the end of the most recently completed financial year of the Corporation. The value of in-the-money unexercised options is calculated based on the difference between the market value per Common Share as at December 31, 2021 (C$3.09) and the exercise price of the option. The amounts have been converted to U.S. dollars (US$) in the table above at a currency exchange rate of US$1 = C$1.2535 based on the average Canadian dollar / U.S. dollar exchange rate in 2021.

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Incentive Plan Awards - Value Vested or Earned During the Year

The following table sets forth certain information for each director of the Corporation, other than the Named Executive Officers, regarding the value vested or earned in connection with incentive plan awards during the financial year of the Corporation ended December 31, 2021.

Name	Option-Based Awards - Value Vested During the Year (C$)	Share-Based Awards - Value Vested During the Year (US$)	Non-Equity Incentive Plan Compensation - Value Earned During the Year (US$)

Ron Clayton	173,338	-	-
Eva Bellissimo	43,335	-	-
John Begeman	43,335	-	-
John Seaman	43,335	-	-
Greg Smith	43,335	-	-
Arthur Einav	43,335	-	-

Notes:

(1)	The exercise price of each of the options which vested during the financial year of the Corporation ended December 31, 2021 was greater than or equal to the market price of the Common Shares on the vesting date.

Directors and Officers Liability Insurance

The Corporation has directors and officers liability insurance for the benefit of the directors and officers of the Corporation, which provides coverage in the aggregate of US$15 million in each policy year. The deductible amount on the policy in US$5 million and the total premium for the period of April 8, 2021 to April 7, 2022 is US$1.3 million.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth, as of December 31, 2021, information concerning securities authorized for issuance under equity compensation plans of the Corporation.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans

Equity Compensation Plans Approved by Securityholders	6,689,000(1)	C$2.21(2)	17,181,381(3)
Equity Compensation Plans Not Approved by Securityholders	Nil	Nil	Nil
Total	6,689,000	C$2.21	17,181,381

Notes:

(1)	Includes the Awards granted pursuant to the Omnibus Incentive Plan in 2021 as well as the Replacement Spinco Options (as defined in the Omnibus Incentive Plan). In addition, an aggregate of 12,484 DSUs were granted to Messrs. Begeman and Einav in lieu of directors' fees.
(2)	Reflects weighted-average exercise price of outstanding options only.
(3)	Based on the aggregate number of Awards remaining available for future issuance under the Omnibus Incentive Plan as of December 31, 2021.

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Summary of the Omnibus Incentive Plan

On February 23, 2021, at a special meeting (the "Special Meeting") of shareholders of Premier, in connection with the arrangement involving the Corporation, Premier and Equinox Gold Corporation (the "Arrangement"), the Shareholders approved and adopted the Omnibus Incentive Plan. The purpose of the Omnibus Incentive Plan is:

(a)	to increase the interest in the Corporation's welfare of those employees, officers, directors and consultants (who are considered Eligible Participants under the Omnibus Incentive Plan) who share responsibility for the management, growth and protection of the business of the Corporation or its subsidiary;
(b)	to provide an incentive to such Eligible Participants to continue their services for the Corporation or a subsidiary and to encourage such Eligible Participants whose skills, performance and loyalty to the objectives and interests of the Corporation or a subsidiary are necessary or essential to its success, image, reputation or activities;
(c)	to reward Eligible Participants for their performance of services while working for the Corporation or a subsidiary;
(d)	to provide a means through which the Corporation or a subsidiary may attract and retain able persons to enter its employment or service; and
(e)	in connection with the grant of Replacement SpinCo Options (as defined in the Omnibus Incentive Plan), to reward such Participants for the services performed by them in relation to the subsidiaries prior to the effective time of the Arrangement.

As the Omnibus Plan was approved at the Special Meeting, Shareholder approval of the unallocated Awards, rights or other entitlements under the Omnibus Plan will be requested at the annual and special meeting of the Shareholders in 2024.

As of December 31, 2021, 6,689,000 Awards (as defined in the Omnibus Incentive Plan) to purchase an aggregate of 6,689,000 Common Shares (representing approximately 2.8% of the issued and outstanding Common Shares as at December 31, 2021). In addition, an aggregate of 12,484 DSUs were granted to Messrs. Begeman and Einav in lieu of directors' fees.

The following is a summary of the key terms of the Omnibus Incentive Plan as of December 31, 2021, which summary is qualified in its entirety by reference to the full text of the Omnibus Incentive Plan, which is appended to the management information circular of Premier dated January 25, 2021 as Appendix "R" which is available on SEDAR (www.sedar.com) under Premier's issuer profile. Capitalized terms used but not otherwise defined in this section shall have the meanings given to them in the Omnibus Incentive Plan.

Key Terms of the Omnibus Incentive Plan

Purpose:	To attract and retain key personnel who are necessary or essential to the Corporation's success, image, reputation or activities. It also allows the Corporation to reward key personnel for their performance and greater align their interests with those of Shareholders.

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Eligible Participants:	In respect of a grant of Options or Share Units, an Eligible Participant is any director, executive officer, employee or Consultant of the Corporation or any of its Subsidiaries. In respect of a grant of DSUs, an Eligible Participant is any director, executive officer or employee of the Corporation or any of its Subsidiaries.
Award Types:	Options, Share Units and DSUs.
Share Reserve:	The maximum number of Common Shares available for issuance under the Omnibus Incentive Plan will not exceed 10% of the Common Shares that are issued and outstanding, which includes the number of Common Shares reserved for issuance upon the exercise of Replacement SpinCo Options (as defined in the Omnibus Incentive Plan), less the number of Common Shares subject to any other Share Compensation Arrangement adopted by the Corporation, if any. The share reserve will also be impacted by the "Share Counting" definitions as set out below.
Share Counting:	Each Option (other than a Replacement SpinCo Option) is counted as reserving one Common Share under the Omnibus Incentive Plan. Each Replacement SpinCo Option is counted as reserving 0.4 of a Common Share under the Omnibus Incentive Plan. Each Share Unit is counted as reserving one Common Share under the Omnibus Incentive Plan. Each DSU is counted as reserving one Common Share under the Omnibus Incentive Plan.
Share Recycling:	If an outstanding Award (or portion thereof) expires or is forfeited, surrendered, cancelled or otherwise terminated for any reason without having been exercised or settled in full, or if Common Shares acquired pursuant to an Award subject to forfeiture are forfeited, the Common Shares covered by such Award, if any, will again be available for issuance under the Omnibus Incentive Plan.
Director Participation Limit:

The maximum number of Common Shares that may be made issuable pursuant to Awards made to all Non-Employee Directors within any one-year period shall not exceed 1% of the number of Common Shares that are outstanding on a non-diluted basis (as of the commencement of such one-year period).

The annual grant of awards under the Omnibus Incentive Plan to an individual Non-Employee Director cannot exceed C$150,000 in value, of which no more than C$100,000 may be subject to Option grants.

Plan Renewal:	The Omnibus Incentive Plan will be approved for a 3-year period, with Shareholder approval of the unallocated Awards, rights and other entitlements under the Omnibus Incentive Plan required at the Corporation's 2024 annual general meeting.

Further information on the securities issuable under the Omnibus Incentive Plan and the vesting and terms thereof are provided below.

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Types of Awards

The Omnibus Incentive Plan provides for the grant of Options, Share Units and DSUs (each an "Award" and, collectively, the "Awards"). Share Units may have vesting criteria attached to them that are either time-based or performance-based, or both. All Awards are granted by an agreement or other instrument or document evidencing the Award granted under the Omnibus Incentive Plan.

Plan Administration

The Omnibus Incentive Plan is administered by the Board, which may delegate its authority to a committee or plan administrator. Subject to the terms of the Omnibus Incentive Plan, applicable law and the rules of the TSX, the Board (or its delegate) will have the power and authority to: (i) designate the Eligible Participants who will receive Awards (an Eligible Participant who receives an Award, a "Participant"), (ii) designate the types and amount of Award to be granted to each Participant, (iii) determine the terms and conditions of any Award, including any vesting conditions or conditions based on performance of the Corporation or of an individual ("Performance Criteria"); (iv) interpret and administer the Omnibus Incentive Plan and any instrument or agreement relating to it, or any Award made under it; and (v) make such amendments to the Omnibus Incentive Plan and Awards as are permitted by the Omnibus Incentive Plan and the rules of the TSX.

Shares Available for Awards

Subject to adjustments as provided for under the Omnibus Incentive Plan, the maximum number of Common Shares available for issuance under the Omnibus Incentive Plan shall not exceed 10% of Common Shares that are issued and outstanding, less the number of Common Shares subject to any other Share Compensation Arrangement adopted by the Corporation, if any. Based on the number of the Common Shares outstanding on the Record Date, the 10% maximum limit represent 24,012,061 Common Shares available for issuance, which excludes the 5,722,000 Common Shares reserved for issuance upon the exercise of the Replacement SpinCo Options issued under the Arrangement.

The Omnibus Incentive Plan sets out the calculation of the number of Common Shares reserved for issuance based on whether the Common Shares are reserved for issuance pursuant to the grant of an Option, Share Unit or DSU. The Omnibus Incentive Plan is considered to be an "evergreen" plan, since Common Shares covered by Awards which have been exercised, settled or terminated, as applicable, will be available for subsequent grant under the Omnibus Incentive Plan, and the number of Awards that may be granted under the Omnibus Incentive Plan increases if the total number of issued and outstanding Common Shares increases.

Limits with respect to Insiders, Individual Grants, Annual Grant Limits and Non-Executive Director Limits

The Omnibus Incentive Plan provides the follow limitations on grants:

(a)	The maximum number of securities issuable to Insiders, at any time under the Omnibus Incentive Plan, or when combined with all of other Share Compensation Arrangements, cannot exceed 10% of the Corporation's total issued and outstanding securities.
(b)	The maximum number of securities issuable to Insiders, within any one-year period, under the Omnibus Incentive Plan, or when combined with all of the Corporation's other Share Compensation Arrangements, cannot exceed 10% of the Corporation's total issued and outstanding securities.

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(c)	The maximum number of Common Shares that may be made issuable pursuant to Awards made to employees and Non-Employee Directors within any one-year period shall not exceed 5% of the outstanding Common Shares (as of the commencement of such one-year period).
(d)	The maximum number of Common Shares that may be made issuable pursuant to Awards made to all Non-Employee Directors within any one-year period shall not exceed 1% of the outstanding Common Shares (as of the commencement of such one-year period).
(e)	The annual grant of Awards under the Omnibus Incentive Plan to any one Non-Employee Director cannot exceed C$150,000 in value, of which no more than C$100,000 may be subject to Option grants.

Eligible Participants

In respect of a grant of Options or Share Units, an Eligible Participant is any director, executive officer, employee or Consultant of the Corporation or any of its Subsidiaries. In respect of a grant of DSUs, an Eligible Participant is any non-employee director of the Corporation or any of its Subsidiaries. In addition to the foregoing, a holder of Replacement SpinCo Options pursuant to the Arrangement is deemed to be an Eligible Participant.

Description of Awards

Options

An Option (which includes a Replacement SpinCo Option) is an option granted by the Corporation to a Participant entitling such Participant to acquire a designated number of Common Shares from treasury at a specified exercise price (the "Option Price"). Options are exercisable over a period established by the Board from time to time and reflected in the Participant's option agreement (each, an "Option Agreement"), which period shall not exceed 10 years from the date of grant. The Option Price shall not be set at less than the Market Value of a Share (as defined in the Omnibus Share Plan) at the time of grant. Notwithstanding the foregoing, the exercise price under any Replacement SpinCo Option shall be the exercise price determined in accordance with the Arrangement for such Replacement SpinCo Option.

The grant of an Option by the Board shall be evidenced by an Option Agreement. At the time of grant of an Option, the Board may establish vesting conditions in respect of each Option grant, which may include performance criteria related to corporate or individual performance. The Omnibus Incentive Plan also permits the Board to grant an option holder, at any time, the right to deal with such Option on a cashless exercise basis in accordance with the formula set out in the Omnibus Incentive Plan.

Share Units

A Share Unit is an Award in the nature of a bonus for services rendered in the year of grant that, upon settlement, entitles the recipient Participant to receive, for each Share Unit redeemed, a cash payment equal to the Market Value of a Share; alternatively, the Corporation (or the applicable subsidiary of the Corporation) may, at its sole discretion, elect to settle all or any portion of the cash payment obligation by the delivery of Common Shares issued from treasury or acquired by a Designated Broker in the open market on behalf of the Participant. The right of a holder to have their Share Units redeemed is subject to such restrictions and conditions on vesting as the Board may determine at the time of grant. Restrictions and conditions on vesting conditions may, without limitation, be based on the passage of time during continued employment or other service relationship (commonly referred to as a RSU), the achievement of specified Performance Criteria (commonly referred to as a PSU) or both. The grant of a Share Unit by the Board shall be evidenced by a Share Unit Agreement.

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The Board shall have sole discretion to determine whether the Performance Criteria, if any, and/or other vesting conditions with respect to a Share Unit, as contained in the agreement pursuant to which such Share Unit is granted (each, a "Share Unit Agreement"), have been met and shall communicate to a Participant as soon as reasonably practicable when any such applicable vesting conditions or Performance Criteria have been satisfied and the Share Units have vested. If the date on which any Share Units would otherwise vest falls within a Blackout Period or within nine Business Days after a Blackout Period Expiry Date, the vesting of such Share Units will be deemed to occur on the date that is ten Business Days after the Blackout Period Expiry Date. Subject to the vesting and other conditions and provisions in the Omnibus Incentive Plan and in the applicable Share Unit Agreement, each Share Unit awarded to a Participant shall entitle the Participant to receive, on settlement, a cash payment equal to the Market Value of a Share; alternatively, the Corporation (or the applicable subsidiary of the Corporation) may, in its sole discretion, elect to settle all or any portion of the cash payment obligation by the delivery of Common Shares issued from treasury or acquired by a Designated Broker in the open market on behalf of the Participant. Subject to the terms and conditions in the Omnibus Incentive Plan, vested Share Units shall be redeemed by the Corporation (or the applicable subsidiary of the Corporation) as described above on the 15th day following the vesting date.

Dividend Equivalents may, as determined by the Board in its sole discretion, be awarded in respect of unvested Share Units in a Participant's account on the same basis as cash dividends declared and paid on Common Shares as if the Participant was a Shareholder of record of Common Shares on the relevant record date. In the event that the Participant's applicable Share Units do not vest, all Dividend Equivalents, if any, associated with such Share Units will be forfeited by the Participant.

Deferred Share Units

A DSU is an Award in the nature of a deferral of payment for services rendered in the year of grant which, upon settlement, entitles the recipient Participant to receive, for each DSU redeemed, a cash payment equal to the Market Value of a Share; alternatively, the Corporation may, at its sole discretion, elect to settle all or any portion of the cash payment obligation by the issuance of Common Shares from treasury. The grant of a DSU by the Board shall be evidenced by a DSU Agreement.

DSUs shall only vest, and a Participant is only entitled to redemption of a DSU, when the Participant ceases to be a director of the Corporation for any reason, including termination, retirement or death. Notwithstanding the foregoing, if the date on which any DSU would otherwise vest falls within a Blackout Period or within nine Business Days after a Blackout Period Expiry Date, the vesting of such DSU will be deemed to occur on the date that is ten Business Days after the Blackout Period Expiry Date.

DSUs shall be redeemed and settled by the Corporation as soon as reasonably practicable following the Participant's Termination Date, but in any event not later than, and any payment in respect of the settlement of such DSUs shall be made no later than, December 15 of the first calendar year commencing immediately after the Participant's Termination Date.

Effect of Termination on Awards

Unless otherwise provided for in an Option Agreement, Share Unit Agreement or DSU Agreement or determined by the Board on an individual basis, Awards (other than Replacement SpinCo Options) are subject to the following conditions:

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(a)	Resignation: Upon a Participant ceasing to be an Eligible Participant as a result of his or her resignation from the Corporation or a subsidiary (other than by reason of retirement):
(i)	each unvested Option granted to such Participant shall terminate and become void immediately upon resignation;
(ii)	each vested Option granted to such Participant will cease to be exercisable on the earlier of ninety (90) days following the Participant's Termination Date and the expiry date of the Option set forth in the Option Agreement, after which such Option will expire; and
(iii)	the Participant's participation in the Omnibus Incentive Plan shall be terminated immediately, and all Share Units credited to such Participant's Account that have not vested shall be forfeited and cancelled.
(b)	Termination for Cause: Upon a Participant ceasing to be an Eligible Participant for Cause (as determined by the Corporation, which determination shall be binding on the Participant for purposes of the Omnibus Incentive Plan);
(i)	any vested or unvested Options granted to such Participant shall terminate automatically and become void immediately; and
(ii)	the Participant's participation in the Omnibus Incentive Plan shall be terminated immediately, and all Share Units credited to such Participant's Account that have not vested shall be forfeited and cancelled.
(c)	Termination not for Cause: Upon a Participant ceasing to be an Eligible Participant as a result of his or her employment or service relationship with the Corporation or a subsidiary being terminated without Cause:
(i)	each unvested Option granted to such Participant shall terminate and become void immediately;
(ii)	each vested Option held by such Participant shall cease to be exercisable on the earlier of (A) ninety (90) days after the Participant's Termination Date (or such later date as the Board may in its sole discretion determine), or (B) the expiry date of such Option as set out in the applicable Option Agreement, after which the Option will expire; and
(iii)	all unvested Share Units in the Participant's Account as of such date relating to a Restriction Period in progress shall be forfeited and cancelled (unless the Board, in its sole discretion, instead accelerates the vesting or waives vesting conditions with respect to all or some portion of such unvested Shares Units).
(d)	Termination Due to Disability or Retirement: Upon a Participant ceasing to be an Eligible Participant by reason of retirement or permanent disability:
(i)	each unvested Option granted to such Participant shall terminate and become void immediately;

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(ii)	each vested Option held by such Participant will cease to be exercisable on the earlier of (A) ninety (90) days from the date of retirement or the date on which the Participant ceases his or her employment or service relationship with the Corporation or any subsidiary by reason of permanent disability, and (B) the expiry date of such Option as set out in the applicable Option Agreement, after which the Option will expire; and
(iii)	all unvested Share Units in the Participant's Account as of such date relating to a Restriction Period in progress shall be forfeited and cancelled (unless the Board, in its sole discretion, instead accelerates the vesting or waives vesting conditions with respect to all or some portion of such unvested Shares Units).
(e)	Termination Due to Death: Upon a Participant ceasing to be an Eligible Participant by reason of death:
(i)	each unvested each unvested Option granted to such Participant shall terminate and become void immediately;
(ii)	each vested Option held by such Participant at the time of death may be exercised by the legal representative of the Participant, provided that any such vested Option shall cease to be exercisable on the earlier of (A) six (6) months after the Participant's death or (B) the expiry date of such Option as set forth in the applicable Option Agreement; and
(iii)	all unvested Share Units in the Participant's Account as of such date relating to a Restriction Period in progress shall be forfeited and cancelled (unless the Board, in its sole discretion, instead accelerates the vesting or waives vesting conditions with respect to all or some portion of such unvested Shares Units).
(f)	Termination in Connection with a Change of Control: If, within 12 months following a Change of Control (as defined in the Omnibus Incentive Plan), a Participant who was an officer or employee of, or a consultant to, the Corporation prior to the Change of Control has their employment agreement or consulting agreement terminated:
(i)	all unvested Options granted to such Participant shall immediately vest and become exercisable, and remain open for exercise until the earlier of (A) their expiry date as set out in the applicable Option Agreement and (B) the date that is ninety (90) days after such termination or dismissal; and
(ii)	all unvested Share Units granted to such Participant shall become vested as of the date of such termination or dismissal.

The foregoing provisions do not apply to Replacement SpinCo Options, which shall only expire on their expiry date determined in accordance with the Plan of Arrangement (except in the case of the death of a holder of Replacement SpinCo Options, in which case any Replacment SpinCo Options held by such Participant at the time of death may be exercised by the legal representative of such Participant in as described in clause (e)(ii) above).

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Change of Control

In the event of a Change of Control (as defined in the Omnibus Incentive Plan) the Board will have the power, in its sole discretion, to modify the terms of the Omnibus Incentive Plan and/or the Awards to assist the Participants to tender into a take-over bid or participate in any other transaction leading to a Change of Control. For greater certainty, in the event of a take-over bid or any other transaction leading to a Change of Control, the Board shall have the power, in its sole discretion, to (i) provide that any or all Awards shall thereupon terminate, provided that any such outstanding Awards that have vested shall remain exercisable until consummation of such Change of Control, and (ii) permit Participants to conditionally exercise their vested Options, such conditional exercise to be conditional upon the take-up by such offeror of the Common Shares or other securities tendered to such take-over bid in accordance with the terms of such take-over bid (or the effectiveness of such other transaction leading to a Change of Control).

Assignment

No Award or other benefit payable under the Omnibus Incentive Plan shall, except as otherwise provided by law or specifically approved by the Board, be transferred, sold, assigned, pledged or otherwise disposed in any manner other than by will or the law of descent.

Amendment

The Board may suspend or terminate the Omnibus Incentive Plan at any time, or from time to time amend or revise the terms of the Omnibus Incentive Plan or any granted Award without the consent of the Participants, provided that any such suspension, termination, amendment or revision does not adversely alter or impair the rights of any Participant without the consent of such Participant (except as permitted by the provisions of the Omnibus Incentive Plan), and is in compliance with applicable law, including, if required, the prior approval of the TSX (or any other stock exchange on which the Common Shares are listed) or any other regulatory body having authority over the Corporation.

Unless such approval is required by law or the requirements of the TSX (or any other stock exchange on which the Common Shares are listed), the Board may make the following types of amendments to the Omnibus Incentive Plan without seeking approval of the Corporation's shareholders:

(a)	any amendment to the vesting provision, if applicable, or assignability provisions of the Awards;
(b)	any amendment to the expiration date of an Award that does not extend the terms of the Award past the original date of expiration of such Award;
(c)	any amendment regarding the effect of termination of a Participant's employment or engagement;
(d)	any amendment which accelerates the date on which any Option may be exercised under the Omnibus Incentive Plan;
(e)	any amendment necessary to comply with applicable law (including taxation laws) or the requirements of the TSX or any other regulatory body;
(f)	any amendment of a "housekeeping" nature, including to clarify the meaning of an existing provision of the Omnibus Incentive Plan, correct or supplement any provision of the Omnibus Incentive Plan that is inconsistent with any other provision of the Omnibus Incentive Plan, correct any grammatical or typographical errors or amend the definitions in the Omnibus Incentive Plan;

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(g)	any amendment regarding the administration of the Omnibus Incentive Plan;
(h)	any amendment to add provisions permitting the grant of Awards settled otherwise than with Common Shares issued from treasury, or adopt a clawback provision applicable to equity compensation; and
(i)	any other amendment that does not require the approval of the Corporation's shareholders.

Shareholder approval is required to make the following amendments (provided that Common Shares held directly or indirectly by Insiders benefiting from such amendments shall be excluded when obtaining such approval):

(a)	an increase in the maximum number of Common Shares reserved for issuance under the Omnibus Incentive Plan (other than as a result of certain permitted adjustments arising from a reorganization of the Corporation's share capital or certain other transactions);
(b)	any adjustment that reduces or would have the effect of reducing the exercise price of an Option (other than as a result of certain permitted adjustments arising from a reorganization of the Corporation's share capital or certain other transactions);
(c)	an extension of the expiry date of an outstanding Award beyond the expiry date;
(d)	any amendment which increases the maximum number of Common Shares that may be (i) issuable to Insiders at any time; or (ii) issued to Insiders under the Omnibus Incentive Plan and any other proposed or established Share Compensation Arrangement in a one-year period (other than as a result of certain permitted adjustments arising from a reorganization of the Corporation's share capital or certain other transactions);
(e)	any amendment to the number of Common Shares that may be made issuable pursuant to Awards made to employees and Non-Employee Directors within any one year period;
(f)	any amendment to the limits on Awards to Non-Employee Directors; and
(g)	any amendment to the definition of Eligible Participant under the Omnibus Incentive Plan.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Board of Directors

The Corporation currently has seven directors, all of whom, except Mr. Ewan Downie, are considered independent for the purposes of National Instrument 58-101 - Disclosure of Corporate Governance Practices ("NI 58-101"). Following the Meeting, assuming the election of the nominees, the Corporation will have seven directors. It is expected that all directors, except Mr. Ewan Downie, will be considered independent for the purposes of NI 58-101. Mr. Downie is not considered to be independent by virtue of the fact that he is the Chief Executive Officer of the Corporation.

The following table sets out, for each director of the Corporation for the year ended December 31, 2021, his or her independence, his or her attendance record for all meetings of the Board held since April 8, 2021, following the completion of the Arrangement, and the other reporting issuers (or the equivalent in a foreign jurisdiction) of which he or she is also a director:

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Name of Director	Independence	Board Meetings Attended(1)	Other Reporting Issuers
Ron Clayton	Independent	5 out of 5	Gold Standard Ventures Corp. (TSX; NYSE) 1911 Gold Corporation (TSXV)
Ewan Downie	Not independent	5 out of 5	Wolfden Resources Corporation (TSXV) Clean Air Metals Inc. (TSXV)
Eva Bellissimo	Independent	5 out of 5	Euro Sun Mining Inc. (TSX)
John Begeman	Independent	5 out of 5	Yamana Gold Inc. (TSX)
John Seaman	Independent	5 out of 5	Wolfden Resources Corporation (TSXV) Norseman Silver Inc. (TSXV) Magna Mining Inc. (TSXV)
Greg Smith(2)	Independent	5 out of 5	Solaris Resources Inc. (TSXV) Royalty North Partners Ltd. (TSXV)
Arthur Einav	Independent	5 out of 5	Sprott Inc. (TSX; NYSE)

Notes:

(1)	Represents the number of board meetings and attendance for the period since the completion of the Arrangement.
(2)	Mr. Greg Smith is also the President of Equinox Gold Corp.

For the financial year ended December 31, 2021, the independent directors of the Corporation held 4 in-camera sessions (subsequent to the Board meetings) without members of management present in order to discuss the business of the Corporation.

As of the date of this Circular, Mr. Ron Clayton is the Chairman of the Board and is considered to be independent for the purposes of NI 58-101. The Chairman of the Board plays a leading and critical role on behalf of the Board in its supervision of senior management of the business and affairs of the Corporation. The Chairman is primarily responsible for the management of the Chief Executive Officer of the Corporation and effective performance of the Board, and provides leadership to the Chief Executive Officer and the Board. The written mandate of the Chairman states that the Chairman should provide leadership to the Board, including by:

•	leading, managing and organizing the Board consistent with the approach to corporate governance established by the Board from time to time;
•	promoting cohesiveness among the directors;
•	being satisfied, together with the lead independent director, if any, that the responsibilities of the Board and the committees of the Board are well understood by the Board;
•	assisting the Board in ensuring the integrity and ethics of the senior officers and that such senior officers create a culture of fairness, integrity and ethics consistent with the policies of the Corporation, throughout the Corporation;
•	together with the lead director, if any, and the Chair of the CG&N Committee, reviewing from time to time the committees of the Board, the Chairs of such committees and the mandates of such committees; and

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•	together with the lead director, if any, and the Chair of CG&N Committee, ensuring that the Board, the committees of the Board, individual directors and the senior officers understand and discharge their respective obligations consistent with the approach to corporate governance established by the Board and the policies of the Corporation from time to time.

The Chairman also acts in an advisory and supervisory capacity to the senior officers of the Corporation in all matters concerning the interests, affairs and management of the Corporation.

In circumstances where the Chairman of the Board is not considered independent under NI 58-101, the Board will appoint a lead director who will provide, as required, independent leadership to the Board and will facilitate the functioning of the Board independently of the senior officers and the Chairman (if not independent).

Board Mandate

The duties and responsibilities of the directors of the Board are to supervise the management of the business and affairs of the Corporation and to act in the best interests of the Corporation. In discharging its mandate, the directors of the Corporation are responsible for the oversight and review of the development of, among other things, the following matters:

•	succession planning, including appointing, training and monitoring senior management;
•	reviewing financial and underlying operational performance of the Corporation;
•	the integrity of the Corporation's internal controls and procedures, including adequate management information systems and the oversight of the testing of internal controls;
•	the strategic direction of the Corporation;
•	identifying the principal business risks of the Corporation and ensuring that procedures and people are in place to appropriately manage these risks; and
•	a communications policy for the Corporation to facilitate communications with investors and other interested parties.

The Board also has the mandate to assess the effectiveness of the Board as a whole, its committees and the contribution of individual directors. The Board discharges its responsibilities and obligations either directly or through its committees, currently consisting of the Audit Committee, the Compensation Committee, the CG&N Committee and the Sustainability Committee. A copy of the Mandate of the Board setting out the Board's mandate and responsibilities is appended hereto as Appendix "A" and available on the Corporation's website at www.i80gold.com.

Position Descriptions

The Board has developed written mandates for the Chairman of the Board and the Chief Executive Officer, and written responsibilities for the chair of each committee of the Board. A copy of the mandate of the Chairman of the Board and the Chief Executive Officer are available on the Corporation's website at www.i80gold.com.

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Orientation and Continuing Education

The CG&N Committee is responsible for providing an orientation and education program for new directors of the Corporation. The orientation and education program will provide an overview of the role of the Board and its committees, the nature and affairs of the Corporation and the contribution which individual directors are expected to make to the Board in terms of both time and resource commitments. When a new director is added, he or she will be given the opportunity to become familiar with the Corporation by: (i) being provided with information on the Board, committees and copies of the corporate governance policies; (ii) access to publicly filed information, technical reports and internal financial information meeting; (iii) access to management, technical experts and consultants; and (iv) being provided a summary of significant corporate and securities responsibilities. As each director has a different skill set and professional background, orientation and continuing education activities will be tailored to the particular needs and experience of each director.

Ethical Business Conduct

The directors of the Corporation have adopted a written Code of Business Conduct and Ethics for the directors, officers and employees (the "Code"). A copy of the Code may be found on SEDAR at www.sedar.com or on the Corporation's website at www.i80gold.com. Employees who know of or suspect a violation of the Code or of any applicable laws, rules or regulations have an obligation to immediately report this information to a member of management or the Audit Committee. The directors of the Corporation are responsible for monitoring compliance with the Code and for regularly assessing its adequacy.

The directors of the Corporation as a whole ensure that directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer of the Corporation has a material interest by requiring such director or executive officer to disclose any potential or actual conflicts of interest to the Chairman of the Corporation. If the Chairman determines that a conflict exists, such director or executive officer does not participate in the discussion or decisions regarding the transaction or agreements. Directors and executive officers of the Corporation are urged, where appropriate, to retain independent professional advice to ensure the fulfillment of their duties.

Nomination of Directors

The CG&N Committee is responsible for identifying potential candidates for the Board and also considers, from time to time, the desirable number of directors of the Corporation. The CG&N Committee has been delegated the responsibility of assessing potential Board candidates to fill perceived needs on the Board for required competencies, skills, independence, diversity and other factors. Members of the Board are also consulted for possible candidates.

For the year ended December 31, 2021, the CG&N Committee was comprised entirely of independent directors, being Ms. Eva Bellissimo and Messrs. Arthur Einav and John Begeman. The CG&N Committee considers from time to time the desirable number of directors of the Corporation, identifies and recommends to the Corporation and the Board proposed nominees to be directors of the Corporation, and considers a skills matrix for the Board, which includes the competencies and skills which each individual director possesses.

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Compensation

For information regarding the skills and experience of the members of the Compensation Committee, see "Statement of Executive Compensation - Compensation Discussion and Analysis - Compensation Governance" above.

The Compensation Committee is responsible for assisting the Board in setting director and senior officer compensation and to develop and submit to the Board recommendations with respect to other employee benefits considered advisable. In particular, the Compensation Committee is responsible for, among other things, reviewing and making recommendations to the Board with respect to the compensation policies and practices of the Corporation, annually reviewing and recommending to the Board for approval the remuneration of the senior officers of the Corporation, reviewing and making a recommendation to the Board on the hiring or termination of any senior executive or on special employment contracts, annually recommending to the Board any incentive award to be made to the senior executives under any incentive plan or under any employment agreement and annually comparing the total remuneration of the senior executives with the remuneration of peers in the same industry.

Appropriate compensation is determined through periodic and annual reports from the Compensation Committee on the Corporation's overall compensation and benefits philosophies, with such compensation realistically reflecting the responsibilities and risks of each position. For more information with respect to the compensation of the Named Executive Officers and the directors of the Corporation, see "Statement of Executive Compensation" above.

Other Board Committees

In addition to the Audit Committee and the Compensation Committee, the directors of the Corporation have established the Sustainability Committee and the CG&N Committee. The Sustainability Committee is responsible for reviewing reports from management of the Corporation concerning the Corporation's compliance with applicable laws, rules, regulations and standards of corporate conduct with respect to technical information as well as health, safety and environmental. The Sustainability Committee is also responsible for reviewing and recommending to the board for approval, changes in or additions to the environmental and occupational health and safety policies.

The CG&N Committee is responsible for assisting the Corporation and the Board in fulfilling their respective corporate governance responsibilities under applicable securities laws, instruments, rules and mandatory policies and regulatory requirements and to promote a culture of integrity throughout the Corporation.

Information regarding the Audit Committee, including the complete text of the Charter of the Audit Committee, is set forth in the annual information form of the Corporation dated March 30, 2022 under the heading "Audit Committee Disclosure". The mandates of each of the committees are also available on the Corporation's website at www.i80gold.com.

Assessments

The current practice of the Board is for the Board to make ongoing, informal assessments of the performance of the Board, its committees and individual directors. The Board also has a formal assessment questionnaire that the Board as a whole responds to. The assessment looks at the performance of the Board as a whole. The results of such formal assessment are tabulated by an independent source and then sent to the Chair of the CG&N Committee who completes a report on this basis.

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Director Term Limits and Other Mechanisms of Board Renewal

As set forth above under "Business of the Meeting - Election of Directors", each director elected serves until the next annual meeting of shareholders unless his or her office is earlier vacated in accordance with the articles of the Corporation. The Board does not currently have a limit on the number of consecutive terms for which a director may sit as it believes that arbitrary term or age limits often prevent or restrict the continued service on the Board of the most experienced and valuable directors who will have acquired an institutional knowledge of the Corporation from such years of service. The imposition of inflexible term limits may not necessarily correlate with returns or benefits for stakeholders. Rather, the Board maintains a flexible approach to Board succession whereby it considers the addition of potential candidates in conjunction with its assessments of current directors and the Board as a whole. The CG&N Committee and the Board have an effective director evaluation process which is used at least annually and which the Board believes is a more effective method to assess the fitness for service on the Board than age or term served. Further, the CG&N surveys each director individually prior to each meeting of shareholders at which directors are to be elected to determine whether each director has sufficient time to devote to his or her Board duties and whether there is any other reason for which such director does not believe he or she should stand for re-election. The Board believes that the above approach allows the Corporation to maintain an effective Board succession process.

Majority Voting Policy

The Board has adopted a majority voting policy (the "Majority Voting Policy") which provides that in an uncontested election of directors, if any nominee for director receives a greater number of votes "withheld" from his or her election than votes "for" such election, that director will immediately tender his or her resignation to the Board following the meeting. The CG&N Committee will consider the offer of resignation and recommend to the Board whether or not to accept it. In its deliberations, the CG&N Committee will consider any exceptional circumstances that would justify not accepting the resignation. The CG&N Committee is expected to recommend that the Board accept the resignation absent exceptional circumstances. The Board will render a decision as to whether or not to accept the resignation within 90 days following the applicable shareholders' meeting, after considering the circumstances considered by the CG&N Committee and any other circumstances that the Board considers relevant. The Board will accept the resignation absent exceptional circumstances that would warrant the director continuing to serve on the Board. The Board will promptly issue a press release to announce its decision, a copy of which will be provided to the TSX. If a director refuses to tender his or her resignation in accordance with the Majority Voting Policy, such director will not be re-nominated at the next election.

Policies Regarding the Representation of Women on the Board

The Corporation believes that decision-making is enhanced through diversity in the broadest sense and it has recently adopted a diversity policy (the "Diversity Policy") to reflect this principle. In the context of an effective Board, diversity includes expression of thought, knowledge and competencies, experiences, backgrounds and perspectives. Diversity also includes valuing an individual's gender, ethnicity, age, race, religion, disability, cultural and socio-economic background and sexual orientation. Taken together, these diverse experiences, backgrounds and perspectives provide an active, informed and positive contribution to the operation and oversight of the Corporation, the conduct of its business and its future development. The Corporation supports and encourages diversity of the Board and senior management team, including the appointment of Board seats held by women. Specifically, the Board has set an objective of reaching 30% representation of women on Board by the time of the Corporation's annual general meeting in 2024.

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Pursuant to the Diversity Policy, the CG&N Committee reviews and assesses Board composition on behalf of the Board and recommends the appointment of new directors. In connection with this process, the CG&N Committee assesses the effectiveness of the Board as a whole, its committees and individual directors. The CG&N Committee considers the results of these assessments and the balance of skills, experience, independence and knowledge on the Board, diversity, how the Board works together as a unit, and other factors relevant to its effectiveness in making recommendations relating to Board appointments. The Corporation believes that a Board and senior management team made up of highly qualified individuals from diverse backgrounds enriches discussions and enhances decision-making.

In reviewing Board composition, the CG&N Committee considers the benefits of all aspects of diversity, including their extensive knowledge and competencies, diverse points of view, relevant expertise as well as the diversity of the background of each candidate, in order to enable the Board to discharge its duties and responsibilities effectively. Board appointment recommendations look to highly qualified individuals based on their experience, education, expertise, personal qualities, and general business and sector specific knowledge. The CG&N Committee and the Board, may, if needed, engage external advisors to conduct a search for Board and Management candidates to help achieve board diversity as described in the Diversity Policy.

The CG&N Committee is responsible for assessing the Corporation's progress against the Diversity Policy's objectives and continue to review best practices with respect to diversity and inclusion but has not completed such an assessment.

Consideration of the Representation of Women in the Director Identification and Selection Process

Pursuant to the Diversity Policy and its target of 30% representation of women on the Board, the Board is committed to continue progress towards the goal of a more diverse board and in this regard will consider best practices and establish an evergreen list of potential board candidates that includes diversity considerations as a criteria.

The CG&N Committee maintains an evergreen list of potential candidates for election to the Board, which list includes diversity considerations as a criteria. In addition, the CG&N committee ensures that women candidates are included in the short list of candidates during the director identification and selection process. The CG&N committee will periodically assess the effectiveness of the nomination process at achieving the Corporation's diversity goals.

Consideration Given to the Representation of Women in Executive Officer Appointments

The Diversity Policy also covers senior management appointments. Although the Board has not adopted formal goals for gender diversity, it continues to consider and adopt meritocratic recruitment and progression measures designed to improve diversity in senior management and all levels of employees at the Corporation's sites and offices.

Targets Regarding the Representation of Women on the Board and in Executive Officer Positions

While the Corporation is only recently listed on the TSX, the Corporation has set an objective of reaching 30% representation of women on the Board of Directors by the time of its annual general meeting in 2024. Assuming the election of the nominees, one (14.3%) of the seven directors on the Board is a woman and none of the executive officers of the Corporation is a woman. The Corporation believes in the identification or selection of the most appropriate candidates for the Corporation's specialized business and its current stage of operations. Diversity, including gender, age, nationality, cultural and educational background and business and other experience, is one of the factors that the CG&N Committee considers in identifying and nominating candidates for election or re-election to the Board. The CG&N Committee believes all of these factors are relevant to ensure high functioning Board members and believes that appointments of directors and executive officers should be made based on a holistic review of the merits of the individuals, taking into account knowledge and competencies of the Board or management candidate and balanced against the diversity criteria and goals of the Corporation. The Corporation is committed to providing an environment in which all employees and directors are treated fairly and with respect, and have equal access to opportunities for advancement based on skills and aptitude.

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INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No person who is, or at any time during the most recently completed financial year was, a director or executive officer of the Corporation, no person proposed to be nominated for election as a director of the Corporation, nor any associate of any such director, executive officer or proposed nominee, is, or at any time since the beginning of the most recently completed financial year of the Corporation has been, indebted to the Corporation or any of its subsidiaries, or indebted to another entity, where such indebtedness is, or at any time since the beginning of the most recently completed financial year has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries, pursuant to a security purchase program of the Corporation or otherwise.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed herein, no informed person (as that term is defined in National Instrument 51-102 - Continuous Disclosure Obligations) of the Corporation, no person proposed to be nominated for election as a director of the Corporation, nor any associate or affiliate of any of them, has or has had any material interest, direct or indirect, in any transaction since the commencement of the Corporation's most recently completed financial year or in any proposed transaction which has materially affected or is reasonably expected to materially affect the Corporation or any of its subsidiaries.

ADDITIONAL INFORMATION

Additional information relating to the Corporation can be found on SEDAR at www.sedar.com. Further financial information is provided in the comparative financial statements and the management's discussion and analysis of the Corporation for its most recently completed financial year ended December 31, 2021, which have been filed on SEDAR. The Corporation will provide these documents to any shareholder of the Corporation, without charge, upon request to the Secretary of the Corporation.

APPROVAL

The contents of this Circular and the sending thereof to the shareholders of the Corporation have been approved by the directors of the Corporation.

DATED at Thunder Bay, Ontario as of this 11th day of April, 2022.

BY ORDER OF THE BOARD
(Signed) Ewan S. Downie
President and Chief Executive Officer

Appendix "A"
Mandate of the Board of Directors

I-80 GOLD CORP.

Purpose

The Board of Directors (the "Board") of i-80 Gold Corp. (the "Corporation") is responsible for the supervision of the senior management of the business, the going concern and general affairs of the Corporation. The Board shall conduct the procedures, and manage the responsibilities and obligations set out below, either directly or through committees of the Board, currently consisting of the Audit Committee, the Compensation Committee, the Corporate Governance and Nominating Committee and the Safety, Health and Environmental Affairs Committee.

Composition

1.	The Board should consist of individuals who possess skills and competencies in areas that are relevant to the business and affairs of the Corporation. At least a majority of the directors will be deemed to be "independent" directors within the meaning of applicable securities laws, instruments, rules and policies and regulatory requirements (collectively "Applicable Laws").
2.	The directors of the Corporation will be elected at the annual meeting of the shareholders of the Corporation and shall serve no longer than the close of the next annual meeting of shareholders, subject to re-election thereat.

Meetings

3.	The Board shall have at least four regularly scheduled meetings in each financial year of the Corporation, with at least two such meetings being in person.
4.	The Chairman, the Chief Executive Officer (the "CEO") and the Lead Director, if any, are responsible for the agenda for each meeting of the Board. Prior to each Board meeting, the Chairman and the CEO should discuss agenda items for the meeting with the Lead Director, if any. Materials for each meeting shall be distributed to the Board sufficiently in advance of the meeting.
5.	Directors are expected to attend at least three quarters of all meetings of the Board held in a given financial year of the Corporation and to adequately review meeting materials in advance of each meeting.
6.	The independent directors (in this context meaning directors who are not also senior officers and, if not independent within the meaning of Applicable Laws, the Chairman) should hold an in camera session without the non-independent directors and officers present at least once per annum or as required at each meeting of the Board. The Chairman, if independent, and if not independent, the Lead Director if any, should chair the in camera sessions.

Board Committees

7.	The Board may appoint such committees from time to time as it considers appropriate. Each permanent committee shall have a mandate that is approved by the Board setting out the responsibilities of, and the extent of the powers delegated to, such committee by the Board.

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Responsibilities

Oversight of Management and the Board

8.	The Board is responsible for the appointment, and replacement, of senior management of the Corporation. The Board should ensure that appropriate succession planning, including the appointment, training and monitoring of the senior officers and members of the Board, is in place.
9.	The Board is responsible for satisfying itself as to the integrity of the CEO and the other senior officers and that the CEO and the other senior officers create a culture of integrity, fairness and ethics in accordance with the policies of the Corporation, throughout the Corporation.
10.	The Board should annually consider what additional skills and competencies would be helpful to senior management and the Board, with the Corporate Governance and Nominating Committee being responsible for identifying specific candidates for consideration for appointment to management and the Board.
11.	Through the Compensation Committee, the Board should review the compensation of directors to ensure that the compensation realistically reflects the responsibilities and risks involved in being an effective director and should review the compensation of the senior officers to ensure that it is competitive within the industry and that the form of compensation aligns the interests and responsibilities of each senior officer with those of the Corporation.

Financial Matters

12.	The Board is responsible for reviewing the financial and underlying operational performance of the Corporation and assessing whether the Corporation continues to be a going concern.
13.	The Board should review and approve the annual financial statements, management's discussion and analysis related to such annual financial statements, budgets and forecasts, and the annual information form, management information circular and annual report, of the Corporation.
14.	The Board, primarily through the Audit Committee, shall monitor and ensure the integrity of the internal controls and procedures (including adequate management information systems and the oversight of the testing of internal controls) within the Corporation and the financial reporting procedures of the Corporation.
15.	The Board is responsible for considering, and if established, reviewing from time to time, and approving of a dividend and any dividend policy for the Corporation.

Business Strategy

16.	The Board has primary responsibility for the adoption of the strategic direction of the Corporation. The Board will contribute to the development of the strategic direction by approving, at least annually, a strategic plan and budget developed and proposed by the senior officers, subject to any changes required by the Board. The strategic plan and budget should take into account the business opportunities and business risks of the Corporation. The Board will review with the senior officers from time to time the strategic planning environment, the emergence of new opportunities, trends and risks and the implications of these factors on the strategic direction of the Corporation. The Board will review and approve the financial objectives, plans and actions of the Corporation, including significant capital allocations and expenditures including the going concern of the Corporation.

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17.	The Board is responsible for ensuring that procedures and people are in place to appropriately manage the principal business risks of the Corporation.
18.	The Board should monitor corporate performance against the approved strategic plan and budget, including assessing senior management and operating results, to evaluate whether the business is being appropriately managed.
19.	The Board is responsible for reviewing and approving all material transactions brought forward by senior management and not contemplated in the strategic plan and budget approved by the Board affecting the Corporation, all transactions having a value in excess of $200,000 not in the ordinary course of business (unless contemplated in the strategic plan and budget approved by the Board) and all related party transactions (within the meaning of Applicable Laws) involving the Corporation which are presented to the Board.

Communications and Reporting to Shareholders

20.	The Board is responsible for overseeing the continuous disclosure program of the Corporation with a view to satisfying itself that procedures and policies are in place and that senior management is adhering to such procedures and policies to ensure that material information is disclosed in a timely fashion.
21.	The Board will ensure that the Corporation has a fulsome disclosure policy which includes a framework and procedures for investor relations and public disclosure in accordance with best practices.

Corporate Governance

22.	The Corporate Governance and Nominating Committee will recommend to the Board and the Board will establish and approve the approach and mandate of the Corporation to its corporate governance and all related policies.
23.	The Board is responsible for assessing its own mandate and the effectiveness in fulfilling its mandate and shall assess the mandate and Corporate Governance and Nominating Committee and effectiveness of fulfilling each of the other committees (considering, among other things, the recommendation of the applicable committee) from time to time and at least annually.
24.	The Board is responsible for evaluating the relevant relationships of each independent director and is required to make an affirmative decision that any such relationship does not preclude a determination that the director is not independent within the meaning of Applicable Laws.
25.	The Board is responsible for ensuring the establishment and compliance of appropriate standards of corporate conduct, adopt a corporate code of conduct for all employees, including senior officers, and shall ensure that procedures are in place to monitor compliance with such code. Only the Board may grant waivers of the code of conduct which would be to the benefit of any director or senior officer.

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General

26.	The Board is responsible for performing such other functions as are prescribed by law, including all Applicable Laws.
27.	The Board may at any time retain outside financial, legal or other advisors at the expense of the Corporation. Any director may, subject to the approval of the Corporate Governance and Nominating Committee, retain an outside financial, legal or other advisor at the expense of the Corporation.

Lead Director

28.	The Board will appoint a Lead Director in circumstances in which the Chairman of the Board is not considered independent under Applicable Laws in order to provide independent leadership, as required, to the Board and for the other purposes set forth below.
29.	If a Lead Director is required, the Corporate Governance and Nominating Committee will recommend a candidate for the position of Lead Director from amongst the independent members of the Board. The Board will be responsible for appointing the Lead Director and approving the Lead Director's remuneration.
30.	The Lead Director, if any, will serve at the pleasure of the Board.
31.	The Lead Director, if any, will provide as required, independent leadership to the Board and will facilitate the functioning of the Board independently of the senior officers and the Chairman.
32.	The Lead Director, if any, will:
(a)	in the absence of the Chairman, act as chair of meetings of the Board;
(b)	review with the Chairman and the CEO matters for presentation to the Board;
(c)	consult and meet with any or all of the other independent directors, at the request of any of them and with or without the attendance of the Chairman and senior management, and represent such directors in discussions with the senior officers and Chairman concerning corporate governance and other matters;
(d)	together with the Chairman and the CEO, ensure that all required matters are presented to the Board, such that the Board is able to supervise the management of the business and affairs of the Corporation;
(e)	together with the Chairman and the Chair of the Corporate Governance and Nominating Committee, ensure that the Board, the committees of the Board, individual directors and the senior officers understand and discharge their obligations under the approach to corporate governance established by the Board from time to time;
(f)	mentor and counsel new members of the Board to assist them in becoming active and effective directors;
(g)	facilitate the process of conducting director evaluations;

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(h)	promote best practices and high standards of corporate governance in accordance with the policies of the Corporation; and
(i)	perform such other responsibilities and obligations as may be delegated to the Lead Director, if any, by the Board from time to time.

Feedback

33.	The Board welcomes input and comments from shareholders of the Corporation relating to this mandate. Such input and comments may be sent to the Board at the address of the Corporation.

Approved: April 8, 2021